UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-10

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
     Helmut Reuschenbach, Senior Executive Director, Finance and Treasurer,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                               France Telecom S.A.
             Jean-Louis Vinciguerra, Senior Executive Vice-President
                          and Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-01-59
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

---------------------- --------------------------------------------------------
       1               NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            Deutsche Telekom AG
                            IRS Identification Number: N/A
---------------------- --------------------------------------------------------
       2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a)     [X]
                                               (b)     [_]
---------------------- --------------------------------------------------------
       3               SEC USE ONLY
---------------------- --------------------------------------------------------
       4               SOURCE OF FUNDS*
                                 WC
---------------------- --------------------------------------------------------
       5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [_]
---------------------- --------------------------------------------------------
       6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Germany
---------------------- --------------------------------------------------------

               7    SOLE VOTING POWER

  NUMBER OF                0

   SHARES      ----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    -  86,236,036 shares of Class A Common Stock
  OWNED BY             (equivalent in voting power to 86,236,036 shares of
                       Series 3 FON Common Stock and 43,118,018 shares of
    EACH               Series 3 PCS Common Stock)
                    -  88,601,036 shares of Series 3 FON Common Stock
  REPORTING         -  13,568,168 shares of Series 3 PCS Common Stock
               ----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER

    WITH                   0

               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    - 43,118,018 shares of Class A Common Stock
                      (equivalent in voting power to
                      43,118,018 shares of Series 3 FON
                      Common Stock and 21,559,009 shares
                      of Series 3 PCS Common Stock)
                    - 44,464,179 shares of Series 3 FON
                      Common Stock
                    - 7,127,161 shares of Series 3 PCS Common Stock
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 88,601,036 shares of Series 3 FON Common Stock and 13,568,168 shares of Series 3 PCS Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

        [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer as of December 29, 1999. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, at December 29, 1999 the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would have represented approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------- ---------------------------------------------------------
      1               NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           France Telecom S.A.
                           IRS Identification Number: N/A
--------------------- ---------------------------------------------------------
      2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) [X]
                                          (b) [_]
--------------------- ---------------------------------------------------------
      3               SEC USE ONLY
--------------------- ---------------------------------------------------------
      4               SOURCE OF FUNDS*
                                          WC
--------------------- ---------------------------------------------------------
      5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)  [_]
--------------------- ---------------------------------------------------------
      6               CITIZENSHIP OR PLACE OF ORGANIZATION
                                        France
--------------------- ---------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES               0

BENEFICIALLY   ----------------------------------------------------------------
               8    SHARED VOTING POWER
  OWNED BY
                    -   86,236,036 shares of Class A Common Stock
    EACH                (equivalent in voting power to 86,236,036 shares of
                        Series 3 FON Common Stock and 43,118,018 shares of
  REPORTING             Series 3 PCS Common Stock)
                    -   88,601,036 shares of Series 3 FON Common Stock
   PERSON           -   13,568,168 shares of Series 3 PCS Common Stock
               ----------------------------------------------------------------
    WITH       9    SOLE DISPOSITIVE POWER

                    -  43,118,018 shares of Class A Common Stock (equivalent in voting power to 43,118,018 shares of Series 3 FON
                       Common Stock and 21,559,009 shares of Series 3 PCS Common Stock)
                    -  44,136,857 shares of Series 3 FON Common Stock
                    -  6,441,007 shares of Series 3 PCS Common Stock
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                       0

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     86,236,036 shares of Class A Common Stock (equivalent in voting power to 86,236,036 shares of Series 3 FON Common Stock and 43,118,018 shares of Series 3 PCS Common Stock), 88,601,036 shares of Series 3 FON Common Stock and 13,568,168 shares of Series 3 PCS Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [_]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100% of Class A Common Stock, 100% of Series 3 FON Common Stock and 100% of Series 3 PCS Common Stock, estimated to represent approximately 20.0% of the aggregate voting power of the capital stock of the Issuer as of December 29, 1999. If the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, at December 29, 1999 the Class A Common Stock, the Series 3 FON Common Stock and the Series 3 PCS Common Stock would have represented approximately 20.0% of the Series 1 FON Common Stock and approximately 11.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 20.0% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO

-------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 10 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999 and Amendment No. 9 to the Schedule 13D filed on January 10, 2000 (as amended and supplemented, this "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D, as previously amended and supplemented.

ITEM 4.  PURPOSE OF THE ACQUISITION

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     The Issuer and MCI WORLDCOM, Inc. ("WorldCom") have entered into an Agreement and Plan of Merger dated as of October 4, 1999 (the "WorldCom Merger Agreement") pursuant to which the Issuer has agreed to merge with and into WorldCom (the "WorldCom Merger").

     The Issuer, FT and DT, as partners in the Global One Joint Venture, and certain other parties, entered into the Master Transfer Agreement dated as of January 21, 2000 (the "Master Transfer Agreement") and related agreements, as more fully described in Item 6 below, attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which, subject to the terms and conditions thereof, (i) each of FT and DT has agreed to vote or cause to be voted all shares of Class A Stock (as defined in the Issuer's Articles of Incorporation) or other voting equity securities of the Issuer beneficially owned by FT and its controlled affiliated or DT and its controlled affiliates (including NAB) in favor of the WorldCom Merger, (ii) the Issuer has agreed to sell to FT and DT, and FT and DT have agreed to purchase from the Issuer, the Issuer's interests in the Global One Joint Venture, and (iii) the Issuer, FT and DT have agreed to amend certain agreements governing FT's and DT's investment in the Issuer and the Issuer's Articles of Incorporation and Bylaws.

     WorldCom Merger
     ---------------

     Pursuant to the Master Transfer Agreement, among other things, each of FT and DT has agreed, subject to certain terms and conditions, to vote or cause to be voted all shares of Class A Stock or other voting equity securities of the Issuer beneficially owned by FT and its controlled affiliates or DT and its controlled affiliates (including NAB), among other things, (A) for approval and adoption of the WorldCom Merger Agreement as proposed to be amended in accordance with the terms of the Master Transfer Agreement (the "Amended WorldCom Merger Agreement") and the WorldCom Merger, unless the Issuer's board of directors has terminated the Amended WorldCom Merger Agreement, and (B) against approval or adoption of any proposal made in opposition to or in competition with the WorldCom Merger and the transactions contemplated by the Amended WorldCom Merger Agreement that has not been approved or recommended by the Issuer's board of directors. Each of FT and DT has granted to the Issuer a proxy to such effect, the form of which is filed herewith as Exhibit 2. Each of FT and DT also has agreed, subject to certain terms and conditions, not to oppose the WorldCom Merger by or before any regulatory or governmental authority.

     In accordance with the Master Transfer Agreement and pursuant to the Amended WorldCom Merger Agreement, at the Effective Time of the WorldCom Merger (as defined below), each holder of Class A Stock would be entitled to receive the same class of common stock and WorldCom Series 1 PCS Stock as the public stockholders of the Issuer would receive.

     Concurrently with entering into the Master Transfer Agreement, the Issuer, FT and DT and certain other parties have entered into a Mutual Release and Settlement Agreement and a Transition Plan and the Issuer and the Global One Joint Venture entered into a Distribution Agreement.

     Following the Effective Time of the FT/DT Investment Changes (as defined below), neither FT nor DT (including NAB) currently expects to continue to make additional purchases of Issuer securities, either in the open market or directly from the Issuer pursuant to equity purchase rights contained in the Amended and Restated Stockholders' Agreement, in order to maintain their aggregate voting power in the Issuer's equity securities. Prior to the Effective Date of the FT/DT Investment Changes, neither FT nor DT currently intends to make additional purchases of the Issuer's common stock in order to avoid dilution in their aggregate voting power in the Issuer's equity securities caused by dispositions of low-voting Series 2 PCS Common Stock by certain holders thereof since January 1, 2000, but, in certain circumstances, each of FT and DT may choose to make additional purchases from the Issuer of the Issuer's common stock pursuant to the equity purchase rights contained in the Amended and Restated Stockholders' Agreement.

     As previously disclosed, neither FT nor DT (including NAB) currently intends to remain a long term stockholder of the Issuer or, if the WorldCom Merger is consummated, of WorldCom following consummation of the WorldCom Merger. Each of FT and DT (including NAB) expects to dispose of its shares of the Issuer, or shares of WorldCom it would receive in the WorldCom Merger, in an orderly manner in light of market conditions and subject to applicable legal requirements and contractual restrictions contained in the Amended and Restated Stockholders' Agreement, as further amended by the Master Transfer Agreement.

     In connection with the DT Sale (as defined below), FT, DT and NAB have entered into Amendment No. 1 to the Coordination Agreement, attached hereto as
Exhibit 3 and incorporated herein by reference, to provide for, among other things, (i) various amendments of the Coordination Agreement to reflect the termination of the Class A Stock special rights effected and to be effected pursuant to the Master Transfer Agreement, and (ii) coordination of any sales of Issuer securities by FT (and its controlled affiliates) and DT (and its controlled affiliates (including NAB)).

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     The following summary of certain terms of the Master Transfer Agreement is qualified in its entirety by reference to the Master Transfer Agreement which is incorporated herein by reference.

     Global One Joint Venture
     ------------------------

     Pursuant to, and subject to the terms and conditions of the Master Transfer Agreement (and the related Transition Plan), (i) the Issuer has agreed to sell to FT and DT, and FT and DT have agreed to purchase from the Issuer, the Issuer's interests in the Global One Joint Venture for $1,127 million and the repayment by the Global One Joint Venture to the Issuer of $276 million of loans (plus accrued interest); (ii) FT and DT have assumed sole responsibility for funding the needs of the Global One Joint Venture; (iii) as of the date of the Master Transfer Agreement, subject to any necessary regulatory approvals or derogations and certain restrictions and limitations set forth in the Master Transfer Agreement, FT and DT shall assume management control of the Global One Joint Venture; and (iv) as of the date of the Master Transfer Agreement, the Issuer has been released from certain exclusivity and non-compete provisions of the JVA, but the Issuer is prohibited from offering services in competition with certain identified customer contracts of FT and DT until one year after the closing, and the Issuer has relinquished any right to enforce such JVA non-compete provisions against FT or DT and their affiliates. The Transition Plan is designed to assure continuity of service for two years for the Issuer's Global One Joint Venture customers and prohibits FT, DT and the Global One Joint Venture from offering services in competition with certain identified customer contracts of the Issuer until one year after the closing.

     WorldCom, pursuant to a Consent and Assumption dated as of January 21, 2000, attached hereto as Exhibit 4 and incorporated herein by reference, (i) consented to the Issuer's entering into the Master Transfer Agreement and the related transactions, and (ii) assumed, effective as of the Effective Date of the WorldCom Merger, the obligations of the Issuer with respect to the Amended and Restated Registration Rights Agreement, the Amended and Restated Standstill Agreement, the Qualified Subsidiary Standstill Agreement and the Master Transfer Agreement and related agreements and transactions.

     On January 26, 2000, DT and FT entered into a series of agreements pursuant to which, subject to the terms and conditions thereof, DT agreed to sell to FT, and FT agreed to purchase from DT, (i) for $2,755 million and repayment of approximately $188.5 million of loans (plus accrued interest) by DT to Atlas Telecommunications S.A. ("Atlas"), a societe anonyme duly organized under the laws of Belgium, DT's shares in Atlas evidencing DT's existing interests in the Global One Joint Venture and (ii) for $563.5 million, not earlier than the closing under the Master Transfer Agreement and in accordance with the provisions thereof, the interest in the Global One Joint Venture to be acquired by DT pursuant to the Master Transfer Agreement (collectively, the "DT Sale"). Pursuant to the DT Sale, DT has been released from certain non-compete and exclusivity provisions of the JVA, but DT is prohibited from offering services in competition with certain identified customer contracts of FT until one year after the closing, and DT has relinquished any right to enforce such JVA non-compete provisions against FT and its affiliates. A transition plan entered into in connection therewith is designed to assure continuity of service for two years for DT's Global One Joint Venture customers and prohibits FT and Global One from offering services in competition with certain identified customer contracts of DT until one year after the closing. The closing of the DT Sale is conditioned, among other things, on the closing under the Master Transfer Agreement having occurred.

     Investment Documents
     --------------------

     Pursuant to the Master Transfer Agreement:

     (i) FT and DT have agreed, subject to certain terms and conditions, to cause their respective representatives on the Issuer's board of directors to resign on the earliest of (A) December 31, 2000, (B) termination of the WorldCom Merger Agreement, and (C) the date that a meeting of Issuer shareholders is first convened for the purpose of voting on the WorldCom Merger (such earliest date in clauses (A), (B) and (C), the "Effective Time of the FT/DT Investment Changes");

     (ii) at the Effective Time of the FT/DT Investment Changes, FT and DT will be relieved of certain significant restrictions on the transfer of their equity interests in the Issuer, with any remaining restrictions terminating at the effective time of the WorldCom Merger (the "Effective Time of the WorldCom Merger");

     (iii) FT and DT (including NAB) will relinquish their special rights as holders of the Issuer's Class A Stock no later than the Effective Time of the FT/DT Investment Changes;

     (iv) FT and DT (including NAB) have agreed that for the period not to exceed 60 days prior to the expected date of the Effective Time of the WorldCom Merger (as the Issuer determines in accordance with the Master Transfer Agreement) through the earlier of January 31, 2001 and 45 days after the Effective Time of the WorldCom Merger, neither FT nor DT (nor any of their controlled affiliates) shall sell, prior to the WorldCom Merger, any FON Stock (and certain related securities), and, after the WorldCom Merger, any WorldCom common stock;

     (v) FT and DT (including NAB) have agreed that (I) prior to the earlier of the Effective Time of the WorldCom Merger and December 31, 2000, each of FT and DT (including NAB) shall advise the Issuer at least one day in advance of any proposed sales of FON Stock or PCS Stock by FT (or its controlled affiliates) or DT (or its controlled affiliates (including NAB)), subject to certain exceptions, and (II) after the Effective Time of the WorldCom Merger and prior to December 31, 2001, each of FT and DT shall advise WorldCom at least one day in advance of any proposed sales of WorldCom equity securities by FT (or its controlled affiliates) or DT (or its controlled affiliates (including NAB)), subject to certain exceptions;

     (vi) effective at the Effective Time of the FT/DT Investment Changes, the Amended and Restated Standstill Agreement and the Qualified Subsidiary Standstill Agreement will be amended to provide for termination of such agreements on July 31, 2005; and each of FT and DT (including NAB) has confirmed that the Amended and Restated Standstill Agreement and the Qualified Subsidiary Standstill Agreement shall continue to be applicable to them and to the WorldCom securities they would own following the Effective Time of the WorldCom Merger; and

     (vii) effective at the Effective Time of the FT/DT Investment Changes, the rights of FT and DT under the Amended and Restated Registration Rights Agreement shall be amended in certain respects as provided in the Master Transfer Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

          Exhibit 1 Master Transfer Agreement dated as of January 21, 2000, between FT, DT, NAB, Atlas, the Issuer, Sprint Global Venture Inc. and the JV Entities named therein.

          Exhibit 2        Form of Proxy of FT, DT and NAB.

          Exhibit 3 Amendment No. 1 to the Coordination Agreement dated as of January 26, 2000 between DT, FT and NAB.

          Exhibit 4        Consent and Assumption by WorldCom.

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 31, 2000              DEUTSCHE TELEKOM AG




                                     By:    /s/ Kevin Copp
                                            -----------------------------------
                                     Name:  Kevin Copp
                                     Title: Head of International Legal Affairs

     After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 31, 2000             FRANCE TELECOM



                                    By:    /s/ Jean-Louis Vineiguerra
                                           ------------------------------------
                                    Name:  Jean-Louis Vineiguerra
                                    Title: Senior Executive Vice-President and
                                           Chief Financial Officer

                                                                       EXHIBIT 1


                -------------------------------------------------


                            MASTER TRANSFER AGREEMENT

                -------------------------------------------------


                                Between and Among

                                 FRANCE TELECOM,

                              DEUTSCHE TELEKOM AG,

                   NAB NORDAMERIKA BETEILIGUNGS HOLDING GMBH,

                         ATLAS TELECOMMUNICATIONS, S.A.,

                               SPRINT CORPORATION,

                           SPRINT GLOBAL VENTURE, INC.

                                       and

                 THE JV ENTITIES SET FORTH ON SCHEDULE II HERETO


                          Dated as of January 21, 2000

                                                          TABLE OF CONTENTS

                                                                                                               Page
                                                              ARTICLE I

                                                             DEFINITIONS
SECTION 1.01.  Certain Defined Terms..............................................................................2
SECTION 1.02.  Other Definitions..................................................................................9

                                                             ARTICLE II

                                            PURCHASE AND SALE OF SPRINT VENTURE INTERESTS

SECTION 2.01.  Sale of the FST Venture Interests.................................................................10
SECTION 2.02.  FT Purchase Price.................................................................................10
SECTION 2.03.  Sale of the DT Venture Interests..................................................................10
SECTION 2.04.  DT Purchase Price.................................................................................11
SECTION 2.05.  Adjustments for Distributions.....................................................................11
SECTION 2.06.  Closing...........................................................................................11
SECTION 2.07.  Closing Deliveries by Sprint and Sprint Sub.......................................................11
SECTION 2.08.  Closing Deliveries by FT..........................................................................12
SECTION 2.09.  Closing Deliveries by DT..........................................................................12
SECTION 2.10.  Closing Deliveries by the Joint Venture...........................................................12

                                                             ARTICLE III
                                       REPRESENTATIONS AND WARRANTIES OF ATLAS, FT, NAB AND DT

SECTION 3.01.  Due Incorporation or Formation; Authorization of Agreement........................................13
SECTION 3.02.  No Conflict.......................................................................................13
SECTION 3.03.  Governmental Consents and Approvals...............................................................14
SECTION 3.04.  Litigation........................................................................................14
SECTION 3.05.  Brokers...........................................................................................15
SECTION 3.06.  No Sovereign Immunity.............................................................................15
SECTION 3.07.  Investment Intent.................................................................................15

                                                             ARTICLE IV

                                       REPRESENTATIONS AND WARRANTIES OF SPRINT AND SPRINT SUB

SECTION 4.01.  Due Incorporation or Formation; Authorization of Agreement........................................16
SECTION 4.02.  No Conflict.......................................................................................16
SECTION 4.03.  Governmental Consents and Approvals...............................................................17
SECTION 4.04.  Ownership of Sprint Venture Interests.............................................................17
SECTION 4.05.  Litigation........................................................................................17
SECTION 4.06.  Brokers...........................................................................................18
SECTION 4.07.  Kansas Business Combination Statute...............................................................18
SECTION 4.08.  Description of Amended WorldCom Merger Agreement..................................................18

                                                              ARTICLE V

                                                              COVENANTS

SECTION 5.01.  Management of the Joint Venture...................................................................18
SECTION 5.02.  Access to Information.............................................................................20
SECTION 5.03.  Agreement to Vote in Favor of the WorldCom Merger and Other Matters...............................21
SECTION 5.04.  Initial FT/DT Investment Changes..................................................................24
SECTION 5.05.  Subsequent FT/DT Investment Changes...............................................................30
SECTION 5.06.  Blackout Period; Consultation Regarding Sales by FT/DT............................................31
SECTION 5.07.  Initial Preparation of Registration Statement.....................................................32
SECTION 5.08.  Settlement Net Payments...........................................................................32
SECTION 5.09.  Modifications to Existing Agreements; Releases....................................................32
SECTION 5.10.  Stockholder Loans.................................................................................33
SECTION 5.11.  Further Action; Consents; Filings.................................................................34
SECTION 5.12.  Regulatory Qualifications.........................................................................34
SECTION 5.13.  Notice of Developments............................................................................35
SECTION 5.14.  Termination of Joint Venture......................................................................35
SECTION 5.15.  Amendment to Original WorldCom Merger Agreement; Other Corporate
                     Approvals...................................................................................35
SECTION 5.16.  Covenant Regarding Registration Rights Agreements.................................................35
SECTION 5.17.  Covenant Regarding Separate Standstill Agreements.................................................36

                                                             ARTICLE VI

                                                      CONDITIONS TO THE CLOSING

SECTION 6.01.  Conditions to the Obligations of Each Party.......................................................37
SECTION 6.02.  Conditions to the Obligations of Sprint and Sprint Sub............................................37
SECTION 6.03.  Conditions to the Obligations of Atlas, FT and DT.................................................38


                                                             ARTICLE VII

                                                             TAX MATTERS

SECTION 7.01.  Tax Obligations...................................................................................38
SECTION 7.02.  Miscellaneous.....................................................................................39

                                                            ARTICLE VIII

                                                           INDEMNIFICATION

SECTION 8.01.  Survival of Representations and Warranties........................................................41
SECTION 8.02.  Indemnification...................................................................................41

                                                             ARTICLE IX

                                                             TERMINATION

SECTION 9.01.  Termination.......................................................................................44
SECTION 9.02.  Effect of Termination.............................................................................44

                                                              ARTICLE X

                                                         GENERAL PROVISIONS

SECTION 10.01.  Waiver...........................................................................................46
SECTION 10.02.  Expenses.........................................................................................46
SECTION 10.03.  Notices..........................................................................................46
SECTION 10.04.  Headings.........................................................................................50
SECTION 10.05.  Severability.....................................................................................50
SECTION 10.06.  Entire Agreement.................................................................................50
SECTION 10.07.  Assignment.......................................................................................50
SECTION 10.08.  No Third-Party Beneficiaries.....................................................................51
SECTION 10.09.  Amendment........................................................................................51
SECTION 10.10.  Governing Law and Jurisdiction...................................................................51
SECTION 10.11.  Interpretation...................................................................................52
SECTION 10.12.  Counterparts.....................................................................................52
SECTION 10.13.  Specific Performance.............................................................................52
SECTION 10.14.  No Partnership...................................................................................52
SECTION 10.15.  Terms Generally..................................................................................52
SECTION 10.16.  Public Announcements.............................................................................53


                              SCHEDULES AND ANNEXES

Schedule I        Sprint Venture Interests

Schedule II       JV Entities

Schedule III      Allocation of Purchase Price

Schedule IV       Interim Covenants

Annex A.          Transition Plan

Annex B           Modifications to the Joint Venture Agreement

Annex C           Exit Arrangements

Annex D           Proxy

Annex E           Bill of Sale

THIS MASTER TRANSFER AGREEMENT is made and entered into as of January 21, 2000, between and among France Telecom S.A. ("FT"), a societe anonyme duly organized under the laws of France, Deutsche Telekom AG ("DT"), an Aktiengesellschaft duly organized under the laws of Germany, NAB Nordamerika Beteiligungs Holding GmbH ("NAB"), a limited liability company duly organized under the laws of Germany and a wholly owned subsidiary of DT, Atlas Telecommunications S.A. ("atlas"), a societe anonyme duly organized under the laws of Belgium, Sprint Corporation ("Sprint"), a corporation duly organized under the laws of Kansas, United States of America, Sprint Global Venture, Inc. ("Sprint Sub"), a corporation duly organized under the laws of Kansas, United States of America, and the JV Entities set forth on Schedule II hereto (the "JV Entities"). FT, DT, NAB, Atlas, Sprint, Sprint Sub and the JV Entities are collectively referred to herein as the "Parties".

                              W I T N E S S E T H:

     WHEREAS, each of FT, DT, Atlas, Sprint and Sprint Sub is a party to the Joint Venture Agreement, dated as of June 22, 1995, as amended on January 31, 1996 and June 30, 1997 (as amended, the "JVA"), wherein they agreed to form the Joint Venture (as defined herein) to provide international telecommunications services;

     WHEREAS, each of FT and DT purchased equal amounts of the common stock of Sprint pursuant to an Investment Agreement, dated as of July 31, 1995, and have continued to purchase and subscribe for such capital stock in order for FT and DT to maintain an aggregate approximate twenty percent ownership interest in Sprint voting capital stock;

     WHEREAS, each of FT, DT, NAB and Sprint is a party to the Amended and Restated Stockholders' Agreement, dated as of November 23, 1998 (the "Stockholders' Agreement") and the Amended and Restated Registration Rights Agreement, dated as of November 23, 1998 (the "Registration Rights Agreement"); each of FT, DT and Sprint is a party to the Amended and Restated Standstill Agreement, dated as of November 23, 1998 (the "Original Standstill Agreement"); and each of Sprint and NAB is a party to the Qualified Subsidiary Standstill Agreement, dated as of December 29, 1999 (the "NAB Standstill Agreement", and, together with the Original Standstill Agreement, the "Standstill Agreements");

     WHEREAS, Sprint and MCI WORLDCOM, Inc. ("WorldCom") have entered into an Agreement and Plan of Merger, dated as of October 4, 1999 (the "Original WorldCom Merger Agreement"), pursuant to which Sprint has agreed to merge with and into WorldCom (the "WorldCom Merger");

     WHEREAS, Sprint has advised FT and DT that the disposition of Sprint's interests in the Joint Venture was contemplated by Sprint and WorldCom at the time the Original WorldCom Merger Agreement was executed;

     WHEREAS, FT and DT have agreed to purchase and, in order to eliminate any material noncompetition and exclusivity provisions that would be applicable to WorldCom after the WorldCom Merger, Sprint has agreed to sell, Sprint's interests in the Joint Venture in accordance with the terms hereof;

     WHEREAS, it is expected that FT and DT will enter into an agreement through which one of them will purchase the interest of the other in the Joint Venture (which may include the interest of the other in Atlas) and the selling party may also assign its right provided for herein to purchase the Sprint Venture Interests to the other (or to Atlas) (collectively, such transactions are hereinafter referred to as the "FT/DT Transactions"); and

     WHEREAS, contemporaneously with, and as an inducement to the Parties to proceed with, the execution of this Agreement (1) WorldCom is executing a Consent and Assumption in favor of FT and DT (the "Consent and Assumption"), (2) the Parties (other than NAB) are entering into a Settlement Agreement (the "Settlement Agreement"), (3) French legal counsel for FT is delivering to Sprint and Sprint Sub a legal opinion in form and substance, and by legal counsel, reasonably acceptable to Sprint and Sprint Sub regarding the inapplicability of loi n1 94-665 du 4 aout 1994 relative a l'emploi de la langue francaise to the transactions contemplated by this Agreement and the agreements to be executed and delivered in connection herewith (including the Proxy (as defined in Section 5.03(a)), (4) subject to obtaining necessary approvals from their respective boards of directors, WorldCom and Sprint will be entering into the Amended and Restated Agreement and Plan of Merger (the "Amended WorldCom Merger Agreement") substantially in the form previously delivered to FT, DT and NAB and (5) Global One Communications, L.L.C. and Sprint Communications Company L.P. are entering into the Distribution Agreement that is attached to the Transition Plan (the "Distribution Agreement").

     NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

     SECTION 1.01. Certain Defined Terms. Capitalized terms that are not otherwise defined herein shall have the meanings assigned to them in the JVA. As used in this Agreement, the following terms shall have the following meanings:

          "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

          "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, that for purposes of this Agreement, the Joint Venture shall not be an Affiliate of Sprint, FT or DT.

          "Agreement" or "this Agreement" means this Master Transfer Agreement, between and among FT, DT, NAB, Atlas, Sprint, Sprint Sub and the JV Entities (including the Transition Plan and the other Annexes and Schedules hereto) and all amendments hereto made in accordance with the provisions of
     Section 10.09.

          "Applicable Rate" means the three-month LIBOR rate (see Telerate page
     3750), plus 20 basis points per annum.

          "beneficial owner" (including the terms "beneficially own" or "beneficial ownership") shall have the meanings given to such terms in Rule 13d-3 under the Exchange Act, provided, however, that (a) neither FT nor any of its controlled Affiliates (excluding a Qualified Subsidiary owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) shall for purposes of this Agreement be a beneficial owner of any Sprint securities that are owned of record by (i) DT or any of its controlled Affiliates (excluding a Qualified Subsidiary owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) or (ii) any directors, officers or employees of DT, FT or any of their controlled Affiliates; and (b) neither DT nor any of its controlled Affiliates (excluding a Qualified Subsidiary owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) shall for purposes of this Agreement be a beneficial owner of any Sprint securities that are owned of record by (i) FT or any of its controlled Affiliates (excluding a Qualified Subsidiary owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) or (ii) any directors, officers or employees of DT, FT or any of their controlled Affiliates.

          "Cable Holders" has the meaning set forth in the Sprint Articles of Incorporation.

          "Class A Director" has the meaning set forth in the Sprint Articles of Incorporation.

          "Class A Stock" has the meaning set forth in the Sprint Articles of Incorporation.

          "Code" means the United States Internal Revenue Code of 1986, as amended through the date of this Agreement.

          "Company Stock Payment Notes" has the meaning set forth in the Stockholders' Agreement.

          "control" (including the terms, "controlled", "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

          "Corporation Joint Venture Termination" has the meaning set forth in the Sprint Articles of Incorporation.

          "DT Purchase Price" means the product of 0.5 and the Purchase Price.

          "DT Venture Interests" means all of the Sprint Venture Interests to be purchased by DT, pursuant to this Agreement, all of which are set forth in
     Schedule I hereto.

          "Effective Time of the WorldCom Merger" means the date and time that the WorldCom Merger becomes effective.

          "Encumbrance" means any security interest, pledge, mortgage, lien (including environmental and tax liens), charge, encumbrance, preferential arrangement or restriction of any kind that relates to ownership rights, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

          "Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

          "FT/DT Joint Venture Termination" has the meaning set forth in the Sprint Articles of Incorporation.

          "FT/DT Stock Payment Notes" has the meaning set forth in the Stockholders' Agreement.

          "FT Purchase Price" means the product of 0.5 and the Purchase Price.

          "FT Venture Interests" means all of the Sprint Venture Interests to be purchased by FT, pursuant to this Agreement, all of which are set forth in
     Schedule I hereto.

          "Governmental Authority" means any French, German, United States or foreign federal, state, provincial, local, supranational government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body, including the European Union.

          "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

          "Independent Director" has the meaning set forth in the Sprint Articles of Incorporation.

          "Joint Venture" means the Global One Joint Venture including the JV Entities and any Subsidiaries of the JV Entities.

          "Law" means any French, German, European Union, United States or foreign federal, national, state, regional, local or other statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

          "Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

          "Operative Agreements" means the JVA, the Employee Matters Agreement, the Transfer Agreements, the Intellectual Property Agreements, the Services Agreements, the Shareholders Agreements, the Constituent Documents, the Joint Venture Confidentiality Agreement, and the Tax Matters Agreement (each as defined in the JVA).

          "PCS Stock" has the meaning set forth in the Sprint Articles of Incorporation.

          "Permitted Encumbrances" means any Encumbrance set forth in the JVA, the Transition Plan, the Stockholders' Agreement, the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and ROW Holdco B.V., the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and ROW Salesco B.V., the Shareholders' Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and ROW Clearinghouse Limited, the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas, Rest of Europe, L.L.C. and ROE Holdco B.V., the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and ROE Salesco B.V., the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and ROE Clearinghouse Limited, the Shareholders Agreement dated as of January 31, 1996 among Sprint Sub, Atlas and GBN Holdco Limited, the Operating Agreement of Rest of Europe, L.L.C. dated as of January 31, 1996 by and among Sprint Sub and Atlas, the Amended and Restated Operating Agreement of ROW Services, L.L.C. dated as of January 31, 1996 by and among Sprint Sub and ROW Interim Holdco, the Articles of Association of GBN Holdco Limited, the Articles of Association of ROE Clearinghouse Limited, the Articles of Association of ROW Clearinghouse Limited, the Deed of Incorporation of ROW Holdco B.V., the Deed of Incorporation of ROW Salesco B.V., the Deed of Incorporation of ROE Holdco B.V., the Deed of Incorporation of ROE Salesco B.V., the Tax Matters Agreement dated as of January 31, 1996 by and among Sprint, Sprint Sub, FT, DT and Atlas, and any other governing documents or instruments relating to the Joint Venture.

          "Person" shall mean any individual, partnership, association, joint venture, corporation, business, trust, joint stock company, limited liability company, any unincorporated organization, any other entity, a "group" of such persons, as that term is defined in Rule 13d-5(b) under the Exchange Act, or a government or political subdivision thereof.

          "Purchase Price" means the sum of (1) U.S. $1,127,000,000 plus (2) if the Closing has not occurred by May 15, 2000, interest on U.S. $1,127,000,000 that will accrue from and including May 15, 2000 until the Closing Date at the Applicable Rate.

          "Purchase Price Bank Account" means a bank account in the United States to be designated by Sprint in a written notice to FT and DT at least five Business Days before the Closing.

          "Purchase Provisions" means all provisions of this Agreement other than the Surviving Provisions.

          "Qualified Subsidiary" shall have the meaning set forth in the Stockholders' Agreement.

          "Recent Ordinary Course Obligations" means (a) Subject Claims from ordinary course commercial transactions arising on or after July 1, 1999;
     (b) Subject Claims arising between the Signing Date and the Closing Date;
     (c) unpaid invoices for Subject Claims arising from ordinary course commercial transactions, which invoices were both: (i) issued within six months of the date of the transactions or events giving rise to the Subject Claims and were invoiced in accordance with any applicable rules and procedures in effect at the time of issuance of the invoices, and (ii) issued on or after July 1, 1999; (d) any payments due pursuant to the bilateral settlements process; and (e) any payments due from one Party to another Party that arise from a billing from a cable consortium or cable owner for a submarine cable agreement regardless of when the cable consortium or cable owner bills a Party.

          "SEC" means the United States Securities and Exchange Commission.

          "Securities Act" means the United States Securities Act of 1933, as amended.

          "Signing Date" means the date of this Agreement.

          "Sprint Articles of Incorporation" means Sprint's Amended and Restated Articles of Incorporation, as amended.

          "Sprint Bylaws" means the bylaws of Sprint.

          "Sprint JV Contracts" means the contracts between the Joint Venture and Sprint and/or any of its controlled Affiliates in existence prior to the Signing Date, other than the JVA and the Operative Agreements.

          "Sprint Venture Interests" means all equity or other ownership interests held by Sprint or any of its Affiliates, directly or indirectly, in the Joint Venture, all of which are set forth in Schedule I hereto.

          "Sprint's Pro Rata Portion" means the portion of the relevant obligation for borrowed money that Sprint would have been required to assume if such obligation were shared by the shareholders of the Joint Venture pro rata in accordance with their respective Venture Interests immediately prior to entering into this Agreement.

          "Subject Claims" means any and all obligations, debts, actions, causes of action, manners of action, suits, accounts, covenants, agreements, judgments, controversies, damages and any and all claims, demands and Liabilities whatsoever, both in law and at equity, known or unknown, matured or unmatured, arising out of or relating to (a) the formation, ownership or operation of the Joint Venture; (b) the JVA, the other Operative Agreements and the Sprint JV Contracts; or (c) the provision or receipt of goods or services between the Parties in connection with a Party's operations.

          "Subsidiaries" of any Person means any corporation, partnership, joint venture, limited liability company, trust, estate or other Person of which (or in which), directly or indirectly, more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency),
     (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or other Person or (c) the beneficial interest in such trust or estate is at the time owned by such first Person, or by such first Person and one or more of its other Subsidiaries or by one or more of such Person's other Subsidiaries.

          "Surviving Agreements" means those contracts defined as Surviving Agreements in the Transition Plan.

          "Surviving Provisions" means Articles I, IX and X and Sections 5.01, 5.02, 5.03, 5.04, 5.05, 5.06, 5.07, 5.08, 5.09(a), 5.11, 5.12, 5.14, 5.15,
     5.16 and 5.17 and the Transition Plan.

          "Tax" or "Taxes" means any federal, state, county, local, foreign and other taxes (including income, profits, premium, estimated, excise, sales, use, value added asset, profit sharing, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment, unemployment compensation, payroll and property taxes, import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax or interest, and penalties with respect thereto, whether disputed or not, imposed by any Governmental Authority or other Tax authority or arising under any Tax law or agreement, including any joint venture or partnership agreement.

          "Tax Return" means any return, declaration, report, claim for refund, form, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

          "Transfer" has the meaning set forth in the Stockholders' Agreement.

          "Voting Securities" has the meaning set forth in the Stockholders' Agreement.

     SECTION 1.02. Other Definitions. The meanings of the following terms can be found in the Sections of this Agreement indicated below:

                  Term                                                 Section

                  Amended WorldCom Merger Agreement....................Recitals
                  Atlas................................................Preamble
                  Bill of Sale.........................................2.07(f)
                  Closing..............................................2.06
                  Closing Date.........................................2.06
                  Consent and Assumption...............................Recitals
                  Distribution Agreement...............................Recitals
                  DT...................................................Preamble
                  DT/FT/JV Released Parties............................5.09(d)
                  Effective Time of the FT/DT
                      Investment Changes...............................5.04(a)
                  ESPP Amendments......................................5.03(a)
                  Existing NAB Shares .................................5.03(a)
                  Existing FT Shares...................................5.03(a)
                  Expected Date........................................5.06(a)
                  FT...................................................Preamble
                  FT/DT Amendments.....................................5.03(a)
                  FT/DT Transactions...................................Recitals
                  FT/DT Transition Plan................................5.01(g)
                  Indemnified Party....................................8.02(e)
                  Indemnifying Party...................................8.02(e)
                  Interim Debt Contributions...........................5.01(c)
                  Interim Sale Termination Date........................9.02(d)
                  JV Entities..........................................Preamble
                  JVA..................................................Recitals
                  Loss.................................................8.02(b)
                  NAB..................................................Preamble
                  NAB Standstill Agreement.............................Recitals
                  Original Standstill Agreement........................Recitals
                  Original WorldCom Merger Agreement...................Recitals
                  Parties..............................................Preamble
                  Permitted Assignee...................................10.07
                  Preliminary Joint Proxy/Prospectus...................4.08
                  Proxy................................................5.03(a)
                  Purchase Provisions Termination Date.................9.02(d)
                  Purchaser Loss.......................................8.02(a)
                  Registration Rights Agreement........................Recitals
                  Repayment Letter.....................................5.10
                  Representatives......................................5.02
                  Seller Loss..........................................8.02(b)
                  Settlement Agreement.................................Recitals
                  Sprint...............................................Preamble
                  Sprint Debt Contribution.............................5.01(c)
                  Sprint Released Parties..............................5.09(c)
                  Sprint Stockholder Loans.............................5.10
                  Sprint Stockholders' Meeting.........................5.03(a)
                  Sprint Sub...........................................Preamble
                  Standstill Agreements................................Recitals
                  Stockholders' Agreement..............................Recitals
                  Subject Shares.......................................5.03(a)
                  Third-Party Claims...................................8.02(e)
                  Third Party Purchase Price...........................9.02(d)
                  Transition Plan......................................5.01(f)
                  WorldCom.............................................Recitals
                  WorldCom Merger......................................Recitals

                                   ARTICLE II

                  PURCHASE AND SALE OF SPRINT VENTURE INTERESTS

     SECTION 2.01. Sale of the FT Venture Interests. Upon the terms and subject to the conditions set forth in this Agreement, Sprint shall cause Sprint Sub to, and Sprint Sub shall, sell to FT, and FT shall purchase, at the Closing, the FT Venture Interests.

     SECTION 2.02. FT Purchase Price. The purchase price to be paid by FT to Sprint or its designee for the FT Venture Interests shall be the FT Purchase Price, paid in cash. The FT Purchase Price shall be paid at the Closing by wire transfer in immediately available funds to the Purchase Price Bank Account.

     SECTION 2.03. Sale of the DT Venture Interests. Upon the terms and subject to the conditions set forth in this Agreement, Sprint shall cause Sprint Sub to, and Sprint Sub shall, sell to DT, and DT shall purchase, at the Closing, the DT Venture Interests.

     SECTION 2.04. DT Purchase Price. The purchase price to be paid by DT to Sprint or its designee for the DT Venture Interests shall be the DT Purchase Price, paid in cash. The DT Purchase Price shall be paid at the Closing by wire transfer in immediately available funds to the Purchase Price Bank Account.

     SECTION 2.05. Adjustments for Distributions. At the Closing Date, the Sprint Venture Interests shall be adjusted for any stock split, stock or in-kind dividend, spin-off, split-off or other distribution or similar dilutive event, subdivision, combination or reclassification, issuance of options, warrants or other rights.

     SECTION 2.06. Closing. Sprint will deliver the stock certificates or other evidence of ownership of the Sprint Venture Interests against payment of the FT Purchase Price and the DT Purchase Price. The delivery of and payment for the Sprint Venture Interests shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York at 10:00 a.m. on the fifth Business Day following the satisfaction of the conditions specified in Article VI or at such other time and place as shall be agreed upon by the Parties in writing. The time and date upon which the Closing occurs is referred to herein as the "Closing Date".

     SECTION 2.07. Closing Deliveries by Sprint and Sprint Sub. At the Closing, Sprint and Sprint Sub shall deliver or cause to be delivered:

          (a) to FT, stock certificates or other evidence of ownership of the FT Venture Interests, if any, duly endorsed in blank, or accompanied by stock powers duly endorsed in blank, in form reasonably satisfactory to FT;

          (b) to FT, a receipt for the FT Purchase Price;

          (c) to DT, stock certificates or other evidence of ownership of the DT Venture Interests, if any, duly endorsed in blank, or accompanied by stock powers duly endorsed in blank, in form reasonably satisfactory to DT;

          (d) to DT, a receipt for the DT Purchase Price;

          (e) to the Joint Venture, with a copy to each of FT and DT, the Repayment Letter;

          (f) to the Joint Venture, a Bill of Sale substantially in the form attached as Annex E hereto (the "Bill of Sale") for the dedicated assets to be purchased by the Joint Venture pursuant to the Transition Plan; and

          (g) to FT and DT, the certificates as described in Section 6.03 hereof and such other certificates as FT and DT may reasonably request as are necessary to consummate the transactions contemplated by this Agreement.

     SECTION 2.08. Closing Deliveries by FT. At the Closing, FT shall deliver to Sprint and Sprint Sub the items specified below:

          (a) the FT Purchase Price to the Purchase Price Bank Account;

          (b) a receipt acknowledging delivery by Sprint and Sprint Sub of the stock certificates or other evidence of ownership of the FT Venture Interests specified in Section 2.07(a); and

          (c) the certificates as described in Section 6.02 hereof and such other certificates as Sprint and Sprint Sub may reasonably request as are necessary to consummate the transactions contemplated by this Agreement.

     SECTION 2.09. Closing Deliveries by DT. At the Closing, DT shall deliver to Sprint and Sprint Sub the items specified below:

          (a) the DT Purchase Price to the Purchase Price Bank Account;

          (b) a receipt acknowledging delivery by Sprint and Sprint Sub of the stock certificates or other evidence of ownership of the DT Venture Interests specified in Section 2.07(c); and

          (c) the certificates as described in Section 6.02 hereof and such other certificates as Sprint and Sprint Sub may reasonably request as are necessary to consummate the transactions contemplated by this Agreement.

     SECTION 2.10. Closing Deliveries by the Joint Venture. At the Closing, the Joint Venture shall deliver to Sprint and Sprint Sub the items specified below:

          (a) the amount outstanding under the Sprint Stockholder Loans by wire transfer of immediately available funds to the Purchase Price Bank Account; and

          (b) payment for the dedicated assets to be purchased by the Joint Venture from Sprint pursuant to the Transition Plan.


                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF ATLAS, FT, NAB AND DT

     As an inducement to the Parties to enter into this Agreement, each of Atlas, FT, NAB and DT (but with respect to Section 3.07, FT and DT only), in each case, severally and not jointly (except that the representations and warranties made by DT and NAB are made jointly by DT and NAB), represents and warrants to Sprint and Sprint Sub as follows:

     SECTION 3.01. Due Incorporation or Formation; Authorization of Agreement. Such Party is an entity duly organized and validly existing under the laws of the jurisdiction of its organization or formation, and has the power and authority to own its property and carry on its business as owned and carried on as of the date hereof. Such Party has the power and authority to execute and deliver this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action. Assuming the due execution and delivery by the other Parties hereto, each of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party constitutes the legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms.

     SECTION 3.02. No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations, and other actions referred to in Section 3.03, and after giving effect to the provisions of this Agreement, neither the execution, delivery and performance by such Party of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, nor the consummation by such Party of the transactions contemplated hereby and thereby will (i) conflict with, violate or result in a breach of any of the terms or conditions of any Law or Governmental Order applicable to such Party, (ii) conflict with, violate, result in a breach of or require any consent under any of the terms, conditions or provisions of the governing instruments of such Party or of any material agreement or instrument to which such Party is a party or by which such Party is or may be bound or to which any of its material properties or assets is subject, or (iii) result in the creation or imposition of any Encumbrance upon any of the material properties or assets of such Party except for Encumbrances that would not result in a material adverse effect on the assets, liabilities, results of operations, financial condition or business of such Party or prevent or materially impair the performance by such Party of its obligations under this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party.

     SECTION 3.03. Governmental Consents and Approvals. (a) The execution, delivery and performance of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, and the consummation of the transactions contemplated hereby and thereby by such Party do not and will not require any consent, approval, authorization or other order of, any Governmental Authority, except (i) to the extent required, that the Commission of the European Union, pursuant to Article 81 of the Treaty of Rome, as amended, and Council Regulation (EEC) no. 4064/89, as amended, shall have approved this Agreement and the other agreements to be executed and delivered in connection herewith and the transactions contemplated hereby and thereby; and
(ii) for such other consents, waivers, approvals, authorizations and orders which if not obtained or made would not be, individually or in the aggregate, reasonably likely to materially impair the ability of the Parties to effect the transactions contemplated by this Agreement and the other agreements to be executed and delivered in connection herewith.

     (b) The execution, delivery and performance of the Proxy and the consummation of the transactions contemplated thereby by each such Party that is a party thereto do not and will not require any consent, approval, authorization or other order of any Governmental Authority in France or Germany, or of the Commission of the European Union.

     SECTION 3.04. Litigation. There are no Actions pending or, to the knowledge of such Party, threatened against or affecting such Party or any of its properties, assets or businesses which would, if adversely determined (or, in the case of an investigation could lead to any action, suit or proceeding, which if adversely determined would), reasonably be expected to materially impair such Party's ability to perform its obligations under this Agreement or the other agreements to be executed and delivered in connection herewith to which it is a party; and such Party has not received any currently effective notice of any default, and such Party is not in default, under any Governmental Order, which default would reasonably be expected to materially impair such Party's ability to perform its obligations under this Agreement or the other agreements to be executed and delivered in connection herewith to which it is a party.

     SECTION 3.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Party.

     SECTION 3.06. No Sovereign Immunity. Neither FT nor DT nor any controlled Affiliate of either of them that is a party to this Agreement or any agreement executed pursuant to this Agreement (including any Qualified Subsidiary of both FT (and/or its controlled Affiliates) and DT (and/or its controlled Affiliates)) is entitled to any immunity on the grounds of sovereignty or otherwise (including pursuant to the Foreign Sovereign Immunities Act, 28 U.S.C. S1602 et seq.), based upon its status as an agency or instrumentality of government, from any legal action, suit or proceeding or from setoff or counterclaim, from the jurisdiction of any competent court described in Section 10.10 or Section 10.13 of this Agreement or Section 13 of the Transition Plan, from service of process, from attachment prior to judgment, from attachment in aid of execution of a judgment, from execution pursuant to a judgment or arbitral award, or from any other legal process in any jurisdiction, in each case relating to this Agreement or any agreement or document executed pursuant to this Agreement.

     SECTION 3.07. Investment Intent. Each of FT and DT is purchasing the Sprint Venture Interests pursuant to this Agreement for its own account for investment purposes only, and not with a view to the public distribution of such Sprint Venture Interests or any part thereof, and neither FT nor DT is a party to any contract, agreement, arrangement or understanding with any Person for resale of such Sprint Venture Interests in connection with such a public distribution and each of FT and DT acknowledges that the sale of the Sprint Venture Interests pursuant to this Agreement will not be registered under the Securities Act or under any state securities or blue sky law or the securities laws of any other country, and each of FT and DT understands that the Sprint Venture Interests purchased pursuant to this Agreement may not be sold or transferred by them except in compliance with or pursuant to an exemption from, the provisions of the Securities Act and/or applicable state securities or blue sky laws or any applicable securities law of any country.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF SPRINT AND SPRINT SUB


     As an inducement to Atlas, FT, NAB and DT to enter into this Agreement, Sprint and Sprint Sub each hereby jointly and severally represent and warrant to Atlas, FT, NAB and DT as follows and as set forth in the second paragraph of
Section 3(f) of the Transition Plan:

     SECTION 4.01. Due Incorporation or Formation; Authorization of Agreement. Such Party is an entity duly organized and validly existing under the laws of Kansas, and has the power and authority to own its property and carry on its business as owned and carried on as of the date hereof. Such Party has the power and authority to execute and deliver this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and the execution, delivery and performance of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action except as contemplated by Section 5.15. Assuming the due execution and delivery by the other Parties hereto, each of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party constitutes the legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, provided that this representation and warranty shall not apply to the Amended WorldCom Merger Agreement if the Amended WorldCom Merger Agreement is terminated.

     SECTION 4.02. No Conflict. Except for amendments to the Sprint Articles of Incorporation, and to the Original WorldCom Merger Agreement that are required and contemplated by this Agreement, assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, and after giving effect to the provisions of this Agreement, neither the execution, delivery and performance of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party by such Party, nor the consummation by such Party of the transactions contemplated hereby and thereby will (i) conflict with, violate or result in a breach of any of the terms or conditions of any Law or Governmental Order applicable to such Party, (ii) conflict with, violate, result in a breach of or require any consent under any of the terms, conditions or provisions of the governing instruments of such Party or of any material agreement or instrument to which such Party is a party or by which such Party is or may be bound or to which any of its material properties or assets is subject, or (iii) result in the creation or imposition of any Encumbrance upon any of the material properties or assets of such Party except for Encumbrances that would not result in material adverse effect on the assets, liabilities, results of operations, financial condition or business of such Party or prevent or materially impair the performance by such Party of its obligations under this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party.

     SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the other agreements to be executed and delivered in connection herewith to which it is a party, and the consummation of the transactions contemplated hereby and thereby, by such Party do not and will not require any consent, approval, authorization or other order of any Governmental Authority, except (other than in the case of the Proxy) (i) to the extent required, that the Commission of the European Union, pursuant to Article 81 of the Treaty of Rome, as amended, and Council Regulation (EEC) no. 4064/89, as amended, shall have approved this Agreement and the other agreements to be executed and delivered in connection herewith (other than the Proxy) and the transactions contemplated hereby and thereby; (ii) for such other consents, waivers, approvals, authorizations and orders which if not obtained or made would not be, individually or in the aggregate, reasonably likely to materially impair the ability of the Parties to effect the transactions contemplated by this Agreement and the other agreements to be executed and delivered in connection herewith; and (iii) in the case of the Amended WorldCom Merger Agreement and the WorldCom Merger, such consents, waivers, approvals, authorizations and orders described in the Amended WorldCom Merger Agreement.

     SECTION 4.04. Ownership of Sprint Venture Interests. Except for Permitted Encumbrances, none of which impair the ability of Sprint or Sprint Sub to transfer the Sprint Venture Interests pursuant to this Agreement, Sprint or Sprint Sub, directly or indirectly, owns all of the Sprint Venture Interests free and clear of all Encumbrances. Other than the Sprint Venture Interests and the Sprint Stockholder Loans, Sprint has no equity or other ownership interest, direct or indirect, in the Joint Venture. Upon consummation of the transactions contemplated by this Agreement, FT and DT (or a Permitted Assignee) will own, free and clear of any Encumbrance, other than Permitted Encumbrances and Encumbrances in respect of taxes (if any) that are the liability of DT and FT pursuant to Section 7.01(b) hereof, the FT Venture Interests and the DT Venture Interests, respectively, and in aggregate, the Sprint Venture Interests.

     SECTION 4.05. Litigation. There are no Actions pending or, to the knowledge of such Party, threatened against or affecting such Party or any of its properties, assets or businesses which would, if adversely determined (or, in the case of an investigation could lead to any action, suit or proceeding, which if adversely determined would), reasonably be expected to materially impair such Party's ability to perform its obligations under this Agreement; and such Party has not received any currently effective notice of any default, and such Party is not in default, under any Governmental Order, which default would reasonably be expected to materially impair such Party's ability to perform its obligations under this Agreement.

     SECTION 4.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Party.

     SECTION 4.07. Kansas Business Combination Statute. Other than those actions that have been taken prior to the date hereof, no action by Sprint or Sprint Sub (including any approval or determination of the Sprint board of directors or any committee thereof) is required to be taken with respect to Section 17-12,100 et seq. of the Kansas General Corporation Code in order for this Agreement and the other agreements to be executed and delivered in connection herewith and the transactions contemplated hereby and thereby to be validly executed and consummated, and enforceable against Sprint and Sprint Sub.

     SECTION 4.08. Description of Amended WorldCom Merger Agreement. The information included or incorporated by reference in the joint proxy/prospectus, filed with the SEC on Form S-4 by Sprint and WorldCom on November 5, 1999 (Registration No. 333-90421), as amended by Amendment No. 1, filed with the SEC on December 16, 1999, and Amendment No. 2, in the form previously delivered to FT, DT and NAB (as so amended, the "Preliminary Joint Proxy/Prospectus"), as of the date hereof, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except for information and statements to the extent necessary to reflect the transactions contemplated by this Agreement and the Amended WorldCom Merger Agreement.

                                    ARTICLE V

                                    COVENANTS


     SECTION 5.01. Management of the Joint Venture. (a) From the Signing Date until the Closing Date or the Interim Sale Termination Date, to the fullest extent permitted by applicable Law, subject to obtaining any required derogation from the Commission of the European Union and subject to Section 5.01(d) hereof, Atlas, FT and DT, or any one of FT or DT, will manage the operations of the Joint Venture without the participation of Sprint or any of its Affiliates. Sprint will take all action necessary or appropriate, directly or indirectly, through any JV Entity, including amending the organizational documents of any JV Entity, or otherwise, to give effect to the foregoing.

     (b) To the fullest extent permitted by applicable Law, subject to obtaining any required derogation from the Commission of the European Union: (i) Sprint will cause all Sprint representatives to resign, effective as of the Signing Date, from all of the Governing Boards, including the Global Venture Board and the Global Venture Committee and (ii) Sprint and its Affiliates shall have no further obligations under the Operative Agreements with respect to the Governing Boards, including the obligations set forth in Section 3.9 of the JVA. If requested by DT and FT, Sprint will designate those individuals requested by DT and FT to become members of the Governing Boards and take such other action as is required to cause such individuals to become members of the Governing Boards.

     (c) On and after January 1, 2000, except as otherwise provided in this
Section 5.01(c), Sprint shall have no obligation to make any equity capital or debt contribution to the Joint Venture. In addition, the Parties agree that on and after January 1, 2000 until the earlier of the Closing Date or the Interim Sale Termination Date, neither FT nor DT shall make or permit to be made any direct or indirect equity capital contributions, but may make or permit to be made debt contributions to, or permit third party borrowings by, the Joint Venture. If the Purchase Provisions are terminated in accordance with Section
9.01 hereof, and notwithstanding the first sentence of this Section 5.01(c): (i) promptly after the Interim Sale Termination Date, Sprint shall make a debt contribution (the "Sprint Debt Contribution") to the Joint Venture in the amount of Sprint's Pro Rata Portion of the aggregate principal amount of all debt contributions made by FT and DT (or any Permitted Assignee) to the Joint Venture from January 1, 2000 through the Interim Sale Termination Date (the "Interim Debt Contributions") and (ii) the Joint Venture shall simultaneously distribute the amount of such funds to DT and FT (or any Permitted Assignee) which will, subject to the following proviso, result in an allocation of the Interim Debt Contributions plus the Sprint Debt Contribution that is pro rata among Sprint, FT and DT in accordance with their respective Venture Interests immediately prior to entering into this Agreement; provided, however, in no event will Sprint be obligated to contribute to the Joint Venture pursuant to this Section 5.01(c), in the aggregate, more than (x) $30,000,000 multiplied by (y) the number of months (or any part thereof) during the period between January 1, 2000 and the Interim Sale Termination Date. After the Interim Sale Termination Date, and notwithstanding the first sentence of this Section 5.01(c), Sprint shall contribute Sprint's Pro Rata Portion of all future capital requirements of the Joint Venture.

     (d) In connection with managing the business and affairs of the Joint Venture as of and from the Signing Date until the Closing Date or the Interim Sale Termination Date, none of Atlas, FT, DT, the Joint Venture or any of their respective controlled Affiliates will take any of the actions set forth on
Schedule IV hereto without the prior written consent of Sprint, which consent, in the case of the items listed in paragraphs 4, 5, 7, 12, 15 and 17 of Schedule IV, shall not be unreasonably withheld.

     (e) The Joint Venture will continue to provide Sprint with access to the books and records of, or other information concerning, the Joint Venture which Sprint may reasonably request in order to determine and comply with regulatory, accounting, tax and other legal requirements, including any requirements relating to the transactions contemplated by this Agreement or, subject to the second paragraph of Section 3(f) of the Transition Plan, the WorldCom Merger. Sprint will continue to provide the Joint Venture with access to its books and records, or other information which the Joint Venture may reasonably request in order to determine and comply with regulatory, accounting, tax and other legal requirements, including any requirements relating to the transactions contemplated by this Agreement.

     (f) The Parties agree that the Transition Plan attached as Annex A hereto (the "Transition Plan") shall be effective as of the Signing Date and is hereby incorporated by reference into this Agreement in its entirety and shall have the same force and effect as if included in the body of this Agreement and shall apply to the transactions contemplated hereby.

     (g) (i) Sprint and Sprint Sub hereby consent to the execution and delivery by FT and DT of any agreements providing for the FT/DT Transactions involving the purchase by one of them of the interests of the other in the Joint Venture and providing for a transition plan (the "FT/DT Transition Plan") applicable to the "withdrawing party" identified in the FT/DT Transactions that is substantially similar to, and compatible with, the Transition Plan; provided that such consent shall not be deemed to have been given if FT and DT have not complied with Section 5.01(g)(ii) hereof.

     (ii) FT and DT agree that (A) the provisions of the FT/DT Transactions will not conflict with their respective obligations under this Agreement or the obligations of the Joint Venture under this Agreement, and (B) the provisions of the FT/DT Transition Plan will not treat the "withdrawing party" thereunder in a manner that is more favorable to such withdrawing party in any material respect than Sprint is treated under the Transition Plan (other than (x) as appropriate to reflect the fact that the date on which the DT/FT Transition Plan is entered into is different than the date of the Transition Plan and that the closing date of the FT/DT Transactions may be different from the Closing Date under this Agreement or (y) any more favorable treatment under the FT/DT Transition Plan that results from actions necessary to obtain required regulatory approvals or governmental clearances) unless the benefit of such more favorable treatment is extended to Sprint pursuant to the Transition Plan.

     SECTION 5.02. Access to Information. Each of the Joint Venture, Sprint, Sprint Sub, FT and DT shall use its reasonable best efforts, and shall cause its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, including those employees who have been seconded or assigned to the Joint Venture (collectively, "Representatives"), to use their respective reasonable best efforts, (i) to provide the Representatives of FT and DT reasonable access at reasonable times upon prior notice to the offices, properties, other facilities, books and records of the Joint Venture (including the offices, properties, other facilities, books and records used by the Joint Venture) and to those Representatives who have knowledge relating to the business of the Joint Venture; and (ii) furnish promptly such information in their possession concerning the business, operations, financial condition, properties, contracts, assets, tax status, including true and complete copies of all Tax Returns, liabilities, personnel and goodwill of the Joint Venture as FT and DT or their Representatives may reasonably request.

     SECTION 5.03. Agreement to Vote in Favor of the WorldCom Merger and Other Matters. (a) As to all shares of Class A Stock or other voting equity securities of Sprint beneficially owned by FT or any of its controlled Affiliates and/or by DT or any of its controlled Affiliates (including, in each case, any controlled Affiliates that are Qualified Subsidiaries owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), whether such shares are owned on the date hereof or hereinafter acquired (collectively, the "Subject Shares"), each of FT and DT hereby severally and not jointly agrees to (and agrees to cause such controlled Affiliates to) cause the Subject Shares to be represented at the meeting or meetings of Sprint stockholders held for the purpose of considering the Amended WorldCom Merger Agreement and the WorldCom Merger or any other matters described in this Section 5.03(a) (each such meeting is hereinafter referred to as a "Sprint Stockholders' Meeting"), in person or by proxy, and to be voted at each Sprint Stockholders' Meeting (including pursuant to any class vote required in connection therewith): (i) for approval and adoption of the Amended WorldCom Merger Agreement (as it may be amended by any amendment thereto that does not have any of the effects enumerated in clauses
(A) through (D) of Section 5.03(d)(ii)) and the WorldCom Merger, unless the Sprint board of directors has terminated the Amended WorldCom Merger Agreement,
(ii) for approval and adoption of the Amended and Restated Sprint Articles of Incorporation and the Amended and Restated Sprint Bylaws substantially in the forms previously delivered to DT, FT and NAB (collectively, the "FT/DT Amendments"), (iii) for approval of any other matter that has been recommended by the Sprint board of directors (other than the disposition of assets or businesses) and that is necessary to implement the matters set forth in the immediately preceding clauses (i) and (ii), (iv) for approval and adoption of the amendments to Sprint's Employees Stock Purchase Plan described in the Preliminary Joint Proxy/Prospectus (the "ESPP Amendments"), and (v) against approval or adoption of any proposal made in opposition to or competition with the WorldCom Merger and the transactions contemplated by the Amended WorldCom Merger Agreement that has not been approved or recommended by the Sprint board of directors. Such agreement to vote shall also apply to any adjournment or adjournments of a Sprint Stockholders' Meeting. Without limitation of the foregoing, each of FT and DT agrees not to (and to cause its controlled Affiliates (including any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) not to) exercise any disapproval rights which it may have under the Sprint Articles of Incorporation with respect to any of the matters described in clause (i), (ii) or (iii) in the first sentence of this Section 5.03(a). Concurrently with the execution and delivery of this Agreement, each of FT, DT, NAB, Sprint and certain of its officers is executing and delivering a proxy in the form of Annex D (the "Proxy"). The Subject Shares include 43,118,018 shares of Sprint Old Class A Common Stock, 6,441,007 shares of Sprint Series 3 PCS Stock, and 44,136,857 shares of Sprint Series 3 FON Stock, in each case, owned of record by FT, together with any shares of PCS Stock issued in respect of such shares as a result of the two-for-one PCS stock split approved by the Sprint board of directors on December 14, 1999 (the "Existing FT Shares"), and 43,118,018 shares of Sprint Class A Common Stock - Series DT, 7,127,161 shares of Sprint Series 3 PCS Stock, and 44,464,179 shares of Sprint Series 3 FON stock, in each case, owned of record by NAB, together with any shares of PCS Stock issued in respect of such shares as a result of the two-for-one PCS stock split approved by the Sprint board of directors on December 14, 1999 (the "Existing NAB Shares"). Capitalized terms used in the preceding sentence that are not defined in this Agreement have the meanings assigned to them in the Sprint Articles of Incorporation. Notwithstanding the foregoing, unless earlier terminated in accordance with the provisions hereof, the obligations of FT and DT (and their Affiliates) with respect to any Subject Shares (including the Existing FT Shares and the Existing NAB Shares) contained in clauses (i), (iii) (to the extent relating to (i)) and (v) of this Section 5.03(a) and in the corresponding provisions of the Proxy shall terminate on the earlier of (I) the termination of the Amended WorldCom Merger Agreement and (II) the later of (X) December 31, 2000 and (Y) the earlier of (A) December 31, 2001 and (B) the time that the Sprint stockholders have voted on the Amended WorldCom Merger Agreement at a Sprint Stockholders Meeting (whether or not the WorldCom Merger is in fact approved at that time). The obligations of FT and DT (and their Affiliates) with respect to any Subject Shares (including the Existing FT Shares and the Existing NAB Shares) contained in clause (iv) of this Section 5.03(a) and in the corresponding provisions of the Proxy shall terminate immediately after the Sprint stockholders have voted upon the ESPP Amendments (whether or not the ESPP Amendments are in fact approved at that time).

     (b) Subject to the last sentence of Section 5.03(a), Section 5.03(d) and
Section 5.03(e), FT agrees as to any Subject Shares (including the Existing FT Shares) beneficially owned by it and/or its controlled Affiliates (including any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), and DT and NAB jointly and severally agree as to any Subject Shares (including the Existing NAB Shares) beneficially owned by them and/or their controlled Affiliates (including any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), not to take any action that would impair the ability of such Subject Shares to be voted in the manner described in Section 5.03(a). Nothing contained in this Section 5.03(b) shall be deemed to impair the ability of FT, DT, NAB or any of their controlled Affiliates to make any Transfer of Subject Shares (i) after the Effective Time of the FT/DT Investment Changes that is permitted under the terms of this Agreement and the Stockholders' Agreement (when and as amended by this Agreement), or (ii) pursuant to Section 2.2 and in accordance with Section 7.5(a) and Section 7.5(b) of the Stockholders' Agreement.

     (c) Having regard for the fact that Sprint has informed FT and DT that the implementation of this Agreement is an integral part of the arrangements necessary to achieve the WorldCom Merger, and that FT and DT have determined that they have no intention to oppose the WorldCom Merger before any regulatory or governmental authority, and having regard for the agreement to vote in favor of the WorldCom Merger as set forth in Section 5.03(a), each of Atlas, FT and DT, severally and not jointly, hereby agrees not to oppose, and agrees to cause each of its controlled Affiliates (including any Qualified Subsidiaries of both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) not to oppose, the WorldCom Merger by or before any regulatory or governmental authority; provided, however, that nothing in this Section 5.03(c) shall prevent
(i) Atlas, FT or DT or any of their Affiliates from responding fully, accurately and in good faith to any inquiries from any regulatory or governmental authority in connection with the WorldCom Merger or (ii) FT from taking actions in Brazil that (A) it reasonably believes in good faith are necessary to protect its investments in Brazil and (B) are not undertaken for the purpose of impeding the ability of WorldCom to operate its business in Brazil.

     (d) The obligations of FT, DT and their Affiliates contained in clauses
(i), (iii) (to the extent relating to clause (i)) and (v) of Section 5.03(a) are subject to the conditions that (i) the Amended WorldCom Merger Agreement shall have been duly authorized by the boards of directors of WorldCom and Sprint and shall have been duly executed and delivered by the parties thereto, (ii) the Original WorldCom Merger Agreement shall be in full force and effect as executed on October 4, 1999, as amended by the Amended WorldCom Merger Agreement (when so executed and delivered), and without any further amendment or modification thereto that (A) reduces the amount or changes the nature of the consideration to be received by FT, DT or their Affiliates in the WorldCom Merger; (B) conflicts with the rights of FT, DT or their Affiliates under this Agreement;
(C) otherwise materially and adversely affects FT, DT or their Affiliates; or
(D) treats FT or DT or their Affiliates in a manner different from other Sprint stockholders which is adverse to FT, DT or their Affiliates, and (iii) the Consent and Assumption shall be in full force and effect in all material respects. The Proxy shall be consistent with the provisions of this Section 5.03(d).

     (e) In the event of the transfer of any Subject Shares (including the Existing FT Shares and the Existing NAB Shares) after the Effective Time of the FT/DT Investment Changes to a Person that is not FT, DT or a controlled Affiliate of FT or DT, the obligations of FT and DT (and their Affiliates) with respect to such transferred Subject Shares contained in clauses (i) through (v) of Section 5.03(a) and in the corresponding provisions of the Proxy shall terminate at the time of such transfer. The provisions of Section 5.03(a) shall continue to be applicable to all other Subject Shares that have not been so transferred.

     (f) Having determined that it has no intention to oppose the FT/DT Transactions before any regulatory or governmental authority, Sprint hereby agrees not to oppose, and agrees to cause each of its controlled Affiliates not to oppose, the FT/DT Transactions by or before any regulatory or governmental authority whose approval is required as a condition to close the FT/DT Transactions; provided, however, that nothing in this Section 5.03(f) shall prevent Sprint or any of its Affiliates from responding fully, accurately and in good faith to any inquires from any regulatory or governmental authority in connection with the FT/DT Transactions.

     SECTION 5.04. Initial FT/DT Investment Changes. (a) (i) Upon the earliest of (A) December 31, 2000, (B) termination of the Amended WorldCom Merger Agreement and (C) the date that a meeting of Sprint stockholders is first convened for the purpose of voting on the WorldCom Merger, whether or not the WorldCom Merger is in fact approved at such meeting (such earliest date in clauses (A), (B) and (C) is hereinafter referred to as the "Effective Time of the FT/DT Investment Changes"), FT hereby agrees to cause its and its controlled Affiliates' (including any Qualified Subsidiaries that are owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) designees on the Sprint board of directors to resign and DT hereby agrees to cause its and its controlled Affiliates' (including any Qualified Subsidiaries that are owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) designees on the Sprint board of directors to resign, such resignations to be effective no later than the Effective Time of the FT/DT Investment Changes.

     (ii) If the resignations referred to in Section 5.04(a)(i) are effective at any time before Sprint stockholders have approved the FT/DT Amendments, (x) if the Amended WorldCom Merger Agreement has been terminated prior to the time that a meeting of Sprint stockholders is first convened for the purpose of voting on the WorldCom Merger, then FT, DT and their Affiliates shall reacquire all the rights that they have at the Signing Date to elect directors pursuant to Sections 2(a) and 4(b) of Article FIFTH of the Sprint Articles of Incorporation as in effect on the date hereof (and any provisions of the Sprint Bylaws as in effect on the date hereof relating to the election of directors by Class A Holders) if the Sprint stockholders do not approve the FT/DT Amendments at the next meeting of Sprint stockholders, which rights shall be reacquired immediately following such next meeting if the FT/DT Amendments are not approved and shall remain in place until such time as the FT/DT Amendments are approved by Sprint stockholders; provided, however, that any such directors shall be individuals who, if elected, would be Independent Directors; (y) if the Amended WorldCom Merger Agreement has not been terminated prior to the time that a meeting of Sprint stockholders is first convened for the purpose of voting on the WorldCom Merger, then FT, DT and their Affiliates shall, immediately upon the effectiveness of the resignations referred to in Section 5.04(a)(i), reacquire all the rights that they have at the Signing Date to elect directors pursuant to Sections 2(a) and 4(b) of Article FIFTH of the Sprint Articles of Incorporation as in effect on the date hereof (and any provisions of the Sprint Bylaws as in effect on the date hereof relating to the election of directors by Class A Holders), which rights shall remain in place until such time as the FT/DT Amendments are approved by Sprint stockholders; provided, however, that any such directors appointed by the Class A Holders shall be individuals who, if elected, would be Independent Directors; and (z) Sprint shall take all necessary corporate action to submit the FT/DT Amendments for approval at the next meeting of Sprint stockholders to be convened for the election of directors and shall use its reasonable best efforts to solicit from stockholders approval of the FT/DT Amendments.

     (b) As promptly as practicable after the Signing Date, Sprint shall cause the FT/DT Amendments to be submitted to the Sprint board of directors (to the extent deemed necessary or appropriate) and the Sprint stockholders for adoption and approval, and upon adoption and approval by the stockholders of Sprint, Sprint shall cause such amendments to the Sprint Articles of Incorporation to be promptly filed with the Kansas Secretary of State. Effective as of the Effective Time of the FT/DT Investment Changes, except as otherwise provided in Section 5.04(a)(ii), each of FT and DT (and NAB) (on its own behalf and on behalf of each of its controlled Affiliates (including any Qualified Subsidiaries owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates)) hereby irrevocably and unconditionally waives, remises, releases and forever discharges (and agrees not to exercise) any rights proposed to be deleted or eliminated by virtue of the FT/DT Amendments (whether before or after the submission of such amendments to the stockholders of Sprint and whether or not such amendments are approved or adopted by the stockholders of Sprint).

     (c) Effective as of the Effective Time of the FT/DT Investment Changes, and without any further action by any Party, the Registration Rights Agreement shall be amended as follows:

          (i) in Section 1.1(a) thereof, the words "for cash" immediately following the words "for disposition" shall be deleted;

          (ii) in Section 1.1(a)(i) thereof, the following language shall be deleted: "The Company shall not be required to effect any registration pursuant to this Section 1.1 if during the twelve-month period immediately preceding such request" and shall be replaced with the following language:
     "the Company shall not be required to effect any registration pursuant to this Section 1.1 if during the six-month period immediately preceding such request";

          (iii) in Section 1.1(b) thereof, the following language shall be deleted: "The Selling Stockholders, in accordance with Section 2.5 of the Amended and Restated Stockholders' Agreement, at any time and from time to time, may change the Planned Date of any registration statement to any date not more than 120 days after the original Planned Date with respect to such registration statement";

          (iv) in Section 1.1(d) thereof, the words "for cash" in the first sentence shall be deleted;

          (v) in Section 1.1(e) thereof, the words "and shall pay such other expenses if and to the extent required by Section 2.5 of the Amended and Restated Stockholders' Agreement" shall be deleted;

          (vi) in Section 1.2(a) thereof, the words "for cash" in the second sentence shall be deleted;

          (vii) in Section 1.3 thereof, following subsection (k), after the paragraph beginning "The Company may require each . . .", the following separate paragraph shall be inserted: "In the case of the Eligible Securities referred to in clause (d) of the definition of such term in
     Section 2, any obligation of the Company to effect any registration shall apply only to the Eligible Securities underlying the Derivative Securities to be issued by FT and DT (or any of their Affiliates, or any finance company formed by an underwriter to effect such a distribution) and FT or DT, as applicable, shall be responsible for all expenses and other aspects of the separate registration of the securities to be issued by such party or any Affiliate of such party.";

          (viii) in Section 1.5(c)(ii) thereof, after the words ". . . 90 days after any underwritten registration pursuant to Section 1.1 or 1.2 has become effective", the following parenthetical shall be inserted:
     "(including with respect to any offering of Derivative Securities, but only if the lead book running managing underwriter for such offering advises the Company in writing that a public sale or distribution during such 10-day and 90-day periods of such securities by the Company other than pursuant to the underwritten public offering contemplated by such registration statement would materially adversely impact such underwritten public offering)";

          (ix) in Section 1.7, the following shall be added after Section 1.7(b), and subsections 1.7(c) and 1.7(d) and any cross-references shall be renumbered accordingly:

               "(c) Derivative Securities. In connection with the offering of any Derivative Securities:

                    (i) in addition to any obligations that it may have under
               (a) and (b) above, the Company agrees to indemnify and hold harmless each Selling Stockholder, its directors, officers, employees, agents and advisors, and each other Person, if any, who controls such Selling Stockholder within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which each such Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the applicable registration statement, prospectus, preliminary prospectus or summary prospectus, or any amendment or supplement thereto, for registering and offering such Derivative Securities, or any related application, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such losses, claims, damages or liabilities result from an untrue statement, omission or allegation thereof which were made in reliance upon and in conformity with written information provided by or on behalf of the Company specifically for use or inclusion therein; and

                    (ii) the Company may require, as a condition to including
               any Eligible Securities held by a Selling Stockholder in any registration statement filed pursuant to Section 1.1 or 1.2, that the Company shall have received an undertaking satisfactory to it from such Selling Stockholder (x) to indemnify and hold harmless (in the same manner and to the same extent as set forth in subsection (c)(i) of this Section 1.7) the Company, each director, officer, employee, agent and advisor of the Company and each other Person, if any, who controls the Company within the meaning of the Securities Act, with respect to any untrue statement or alleged untrue statement in or omission or alleged omission from the applicable registration statement, prospectus, preliminary prospectus or summary prospectus, or any amendment or supplement thereto, for registering and offering such Derivative Securities, or any related application, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and (y) that such Selling Stockholder will reimburse each such Company party for any reasonable fees and expenses of outside legal counsel for such Company parties, or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such claims; provided, that such Selling Stockholder will not so indemnify or hold harmless any Company party to the extent such losses, claims, damages or liabilities result from a untrue statement, omission or allegation thereof which were made in reliance upon and in conformity with written information provided by or on behalf of any such Company party specifically for use or inclusion in the applicable document. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such Company party, and shall survive the transfer of such securities by such Selling Stockholder."; and

                  (x) in Section 2 thereof, the definition of Eligible Securities shall be amended by deleting the word "and" before "(c)" and adding the following language at the end of clause (c) after the word "otherwise": "; and (d) in connection with the issuance of securities of FT or DT (or any of their Affiliates, or any finance company formed by an underwriter to effect such a distribution) ("Derivative Securities") that are convertible into or exchangeable either optionally or mandatorily for any of the securities described in clauses (a) through (c) above, such underlying securities shall be Eligible Securities, but only to the extent that registration of such underlying securities with the Commission under the Securities Act is required in addition to registration of such Derivative Securities by the applicable issuer thereof."

     (d) Effective as of the Effective Time of the FT/DT Investment Changes, and without any further action by any Party, Section 5.1 of the Original Standstill Agreement and Section 4.1 of the NAB Standstill Agreement (and Section 4.1 of all other Qualified Stock Purchaser Standstill Agreements, Qualified Subsidiary Standstill Agreements and Strategic Investor Standstill Agreements (as such terms are defined in the Original Standstill Agreement), if any) shall be amended to add the following sentence at the end thereof: "Unless earlier terminated, the provisions of this Agreement shall terminate on July 31, 2005." Each Party further confirms that the Standstill Agreement to which it or any of its Qualified Subsidiaries is a party (and all other standstill agreements referred to in the preceding sentence, if any) will continue to be applicable to FT, DT and NAB and to the WorldCom securities they will own following consummation of the WorldCom Merger.

     (e) Effective as of the Effective Time of the FT/DT Investment Changes, and without any further action by any Party, the Stockholders' Agreement shall be amended by:

          (i) deleting the following Articles, Sections and Clauses thereof in their entirety: (A) Sections 2.3, 2.5, 2.6 and 2.7, (B) Article III, (C)
     Article IV, (D) Article VI, and (E) Sections 7.3, 7.5, 7.8, 7.9, 7.10, 7.11, 7.13, 7.14, 7.15, 7.16 and 7.17;

          (ii) deleting the following language in Section 2.4: "If Section 2.3 hereof does not apply or is terminated pursuant to Section 2.6, but subject to the Company's rights under Section 2.5, each Class A Holder may Transfer Shares (each such Class A Holder being a "Transferring Stockholder") without restriction, provided that, with respect to any such Transfer (including any Transfer of Post-Restructuring Series 3 PCS Shares)" and replacing it with the following language: "Each Class A Holder may Transfer Shares (each such Class A Holder being a "Transferring Stockholder") without restriction, provided that, with respect to any such Transfer of Shares (including any Transfer of Post-Restructuring Series 3 PCS Shares)";

          (iii) replacing clause (c) of Section 2.4 in its entirety with the following: "The restrictions contained in Section 2.4(a) shall not apply to any Transfer by a Transferring Stockholder (x) pursuant to unsolicited brokers' transactions or (y) pursuant to transactions, including block trades, with a bona fide market-maker or dealer, provided that the Transferring Stockholder shall not be disposing in any single such transaction of Voting Securities with a number of Votes representing greater than 5% of the Voting Power of the Company, and provided further that the Transferring Stockholder shall have instructed the market-maker or dealer to take all steps reasonably practicable to avoid transferring shares to any Person or Group that has filed a Schedule 13D that is in effect at the time with respect to the Company pursuant to Section 13(d) of the Exchange Act. Nothing contained herein shall prohibit the Transferring Stockholder from entering into any transaction required to be effected through a specialist on the floor of a national securities exchange if required by the rules of such exchange in connection with any transaction permitted by this Section 2.4(c).";

          (iv) deleting the following language at the end of Section 5.1(f):
     "The applicable FT/DT Weighted Purchase Price" and replacing it with the following language: "(i) in the case of the Series 3 FON Stock, the Market Price of a share of Series 1 FON Stock on the date of the issuance which gave rise to such Equity Purchase Right and (ii) in the case of the Series 3 PCS Stock, the Market Price of a share of Series 1 PCS Stock on the date of the issuance which gave rise to such Equity Purchase Right";

          (v) Adding the following language after the last paragraph of Section 2.8(a): "Notwithstanding any of the foregoing, except in the case of a Transfer pursuant to Section 2.2, no certificate issued upon Transfer or exchange shall bear the legend set forth in the final two paragraphs above, so long as such Transfer complied with the provisions of this Article II."; and

          (vi) replacing Section 2.8(g) in its entirety with the following:
     "Prior to the consummation of a pledge of Shares (other than Post-Restructuring Series 3 PCS Shares) by a Class A Holder, such Class A Holder shall deliver, or shall cause such prospective pledgee to deliver, an acknowledgment that such pledgee has examined the legend set forth in
     Section 2.8(a) and understands and agrees that any rights it has with respect to such Shares are subject to those of the Company set forth in this Agreement, including agreeing that (i) no foreclosure on such Shares shall be effected except as permitted by, and in accordance with, the terms of this Agreement, and (ii) under no circumstances shall such pledgee be entitled to exercise voting rights, consent rights or disapproval rights with respect to such Shares, except for the right to vote as a holder of shares of Series 1 FON Stock or Series 1 PCS Stock, as the case may be, if such pledgee owns such Shares after a foreclosure conducted in accordance with the terms hereof."

     (f) (i) Sprint shall, and shall cause its successors and assigns (whether by way of merger, consolidation, asset or stock purchase or otherwise) to (A) indemnify and exculpate the current and former Class A Directors in a manner and to an extent that is no less favorable to such directors than the manner in which and extent to which such Class A Directors are presently indemnified or are permitted to be exculpated and (B) insure the current and former Class A Directors at any time in a manner and to an extent that is no less favorable to such directors than other current or former directors of Sprint are insured at such time; provided that if the WorldCom Merger is effected, then such current or former Class A Directors shall be indemnified and insured in the manner described in Section 5.9 of the Amended WorldCom Merger Agreement.

     (ii) In the event that Sprint or any of its successors or assigns (whether by way of merger, consolidation, asset or stock purchase or otherwise) (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of Sprint assume the obligations set forth in this
Section 5.04(f).

     (g) Effective as of the Effective Time of the FT/DT Investment Changes and assuming that there are no borrowings thereunder, and without any further action by any Party, each Company Stock Payment Note and FT/DT Stock Payment Note to the extent issued and delivered shall be deemed to be canceled and of no force and effect and the holders thereof shall use reasonable efforts to cause each such note to be returned to the obligor thereof.

     SECTION 5.05. Subsequent FT/DT Investment Changes. Immediately upon the Effective Time of the WorldCom Merger, and without any further action by any Party, (a) the Stockholders' Agreement shall be further amended by deleting the following Articles and Sections thereof in their entirety: (x) Articles II, V, VII (other than Section 7.6), VIII and IX (provided, however, that each of the Parties shall retain all rights under such Article IX with respect to any claims that they may have thereunder with respect to matters that arose prior to the time that such Article IX is deleted from the Stockholders' Agreement in accordance herewith), and (y) Sections 11.12 and 11.13; and (b) the agreement, dated November 23, 1998, relating to the payment of dividends and the withholding of taxes, shall be terminated (provided, however, that each of the parties thereto shall retain all rights thereunder with respect to any claims that they may have thereunder with respect to matters that arose prior to the time that such agreement is terminated).

     SECTION 5.06. Blackout Period; Consultation Regarding Sales by FT/DT. (a) After a determination by Sprint, acting in good faith and after consultation with WorldCom, of the date the Effective Time of the WorldCom Merger is reasonably expected to occur, Sprint may, in its discretion, provide written notice to that effect, setting forth such expected date of the Effective Time of the WorldCom Merger (the "Expected Date"), to FT and DT. If Sprint gives such notice, then, from the date that is the later of (A) five days after the date that such notice is given and (B) sixty (60) days prior to the Expected Date through the date that is the earlier of (x) January 31, 2001 and (y) forty-five
(45) days after the Effective Time of the WorldCom Merger, each of FT and DT hereby severally and not jointly agrees, and agrees to cause its respective controlled Affiliates (including any Qualified Subsidiaries that are owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), not to sell or otherwise dispose of (i) prior to the Effective Time of the WorldCom Merger, any FON Stock (as such term is defined in the Sprint Articles of Incorporation) or any other security convertible into or exchangeable for FON Stock or the value of which is derived from the value of FON Stock or (ii) after the Effective Time of the WorldCom Merger, any MCI WorldCom Common Stock (as defined in the Amended WorldCom Merger Agreement) into which shares of Sprint capital stock beneficially owned by FT, DT and/or their controlled Affiliates are convertible under the terms of the Amended WorldCom Merger Agreement, or any other security convertible into or exchangeable for MCI WorldCom Common Stock or the value of which is derived from the value of MCI WorldCom Common Stock. The Parties agree that if Sprint gives such notice, then each of FT and DT may make such notice public if (i) it determines in good faith, in connection with the disposition of any securities, that such disclosure would be required by law or the rules of a national securities exchange, and (ii) to the extent practicable, it provides at least 24 hours' prior notice to Sprint that it intends to make such disclosure.

     (b) Prior to the earlier of (x) the Effective Time of the WorldCom Merger and (y) December 31, 2000, each of FT and DT agrees to advise Sprint, at least one day in advance, of proposed sales of FON Stock or PCS Stock (each as defined in the Sprint Articles of Incorporation) by it or its controlled Affiliates (including any Qualified Subsidiaries owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), which, taken together with all prior sales by it and its controlled Affiliates (including any Qualified Subsidiaries owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) over the prior four-week period, have an aggregate value of more than $25 million. After the Effective Time of the WorldCom Merger, and prior to December 31, 2001, each of FT and DT agrees to advise WorldCom, at least one day in advance, of proposed sales of WorldCom equity securities by it or its controlled Affiliates which, taken together with sales by it and its controlled Affiliates (including the Qualified Subsidiaries described above) over the prior four-week period, have an aggregate value of more than $50 million.

     SECTION 5.07. Initial Preparation of Registration Statement. Sprint agrees to begin preparation of a registration statement prior to the Effective Time of the FT/DT Investment Changes so that it may reasonably expect to cause such statement to be filed with the SEC in accordance with the Securities Act promptly after the Effective Time of the FT/DT Investment Changes in respect of any demand that may be made by DT or FT pursuant to the Registration Rights Agreement; provided that such demand shall not relate to more securities than DT or FT, as applicable, has a present intention to sell at the time such demand is made.

     SECTION 5.08. Settlement Net Payments. Each of FT, DT, Sprint, the Joint Venture and their respective Affiliates shall fulfill (and FT and DT shall cause eunetcom S.A., a societe anonyme organized under the laws of France and eunetcom, Inc., a Delaware corporation, to fulfill) all of its obligations as set forth in the Settlement Agreement.

     SECTION 5.09. Modifications to Existing Agreements; Releases. (a) Without any further action of the Parties, (i) the JVA is hereby amended to reflect the modifications set forth on Annex B hereto and (ii) the Operative Agreements and the Sprint JV Contracts are hereby amended to delete any non-compete, exclusivity or similar provision insofar as they purport to be applicable to Sprint or any of its controlled Affiliates (and Sprint and Sprint Sub hereby agree that the FT/DT Transactions may include a similar provision with respect to the withdrawing party identified therein and its controlled Affiliates). The provisions of Section 22.2 of the JVA that relate to development of a transition plan shall be deemed fulfilled by the Transition Plan and, subject to Section 5.01(g), the FT/DT Transition Plan, notwithstanding any other provision in the JVA that contemplates the development of such a plan only upon termination of the JVA.

     (b) As of the Closing Date, Sprint and Sprint Sub shall cease to be parties to the JVA, the other Operative Agreements and the Sprint JV Contracts, other than the Surviving Agreements.

     (c) At and from the Closing Date, each of the Parties (other than Sprint and Sprint Sub), for itself and its controlled Affiliates, does fully, irrevocably and unconditionally remise, release and forever discharge Sprint and Sprint Sub and their respective officers, directors, employees, agents, controlled Affiliates, successors and assigns (the "Sprint Released Parties") of and from any and all Subject Claims arising prior to the Closing that such Party or its controlled Affiliates may have against one or more of the Sprint Released Parties except for the following obligations, which shall continue after the Closing Date:

          (i) obligations arising under this Agreement, including those contemplated by the Transition Plan;

          (ii) obligations arising under the Distribution Agreement;

          (iii) obligations arising under the Surviving Agreements on or after July 1, 1999;

          (iv) obligations arising under the Settlement Agreement; and

          (v) Recent Ordinary Course Obligations.

     (d) At and from the Closing Date, each of Sprint and Sprint Sub, for itself and its controlled Affiliates, does fully, irrevocably and unconditionally remise, release and forever discharge each Party (other than Sprint and Sprint
Sub) and their respective officers, directors, employees, agents, controlled Affiliates, successors and assigns (the "DT/FT/JV Released Parties") of and from any and all Subject Claims arising prior to the Closing that Sprint or Sprint Sub or any of their respective controlled Affiliates may have against one or more of the DT/FT/JV Released Parties, except for the following obligations, which shall continue after the Closing Date:

          (i) obligations arising under this Agreement, including those contemplated by the Transition Plan;

          (ii) obligations arising under the Distribution Agreement;

          (iii) obligations arising under the Surviving Agreements on or after July 1, 1999;

          (iv) obligations arising under the Settlement Agreement; and

          (v) Recent Ordinary Course Obligations.

     SECTION 5.10. Stockholder Loans. As of the Signing Date, Sprint and its Affiliates have made loans to the Joint Venture in the aggregate principal amount outstanding of $276,000,000. On the Closing Date, the Joint Venture shall pay Sprint or its designee (i) the amount of $276,000,000, which represents payment in full of all principal on loans (and other evidence of borrowed money) made by Sprint and its Affiliates to the Joint Venture, together with (ii) any accrued and unpaid interest due thereon at the Applicable Rate (collectively, the "Sprint Stockholder Loans"). Upon such payment, Sprint shall deliver to the Joint Venture, with a copy to FT and DT, a repayment letter, pursuant to which Sprint acknowledges repayment in full of all indebtedness for money borrowed by the Joint Venture from Sprint and its Affiliates (the "Repayment Letter").

     SECTION 5.11. Further Action; Consents; Filings. Upon the terms and subject to the conditions hereof, each of the Parties shall use its reasonable best efforts as promptly as practicable in connection with the transactions contemplated by this Agreement to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, (ii) obtain from Governmental Authorities and any third parties, as may be necessary, any consents, licenses, permits, waivers, approvals, authorizations, registrations, orders or estoppel certificates required to be obtained or made by them or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the transactions contemplated hereby, that are required under any applicable Law. The Parties shall cooperate with one another in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling Party and its advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith; provided, however, that, subject to Section 5.03(f) hereof, Sprint shall not have any affirmative obligation under this Section 5.11 to FT or DT with respect to those matters related to the FT/DT Transactions. Each Party agrees to procure the cooperation of the Joint Venture in effecting the provisions of this Agreement and the transactions contemplated hereby. The Joint Venture will cooperate in connection with the making of all such filings, including by providing copies of all documents to be filed by the Joint Venture to the other Parties and their advisors prior to filing and, if requested, by accepting all reasonable additions, deletions or changes suggested in connection therewith. To the extent that the transactions contemplated hereby require amendments or modifications to the JVA or the Operative Agreements which are not specifically provided for herein, the Parties shall use their reasonable best efforts to cause such amendments or modifications to be entered into as soon as practicable.

     SECTION 5.12. Regulatory Qualifications. The Parties shall cooperate and use their respective reasonable best efforts as promptly as practicable to prepare all documentation, to effect all filings (including, to the extent necessary, filings pursuant to Article 81 of the Treaty of Rome, as amended, and Council Regulation (EEC) no. 4064/89, as amended, to obtain approval of the Commission of the European Union) and to obtain all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement.

     SECTION 5.13. Notice of Developments. Prior to the Closing, each Party shall promptly notify the other in writing of (i) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement that could result in any material breach of their respective representations, warranties or covenants in this Agreement or that could have the effect of making any of their respective representations, warranties in this Agreement untrue or incorrect in any material respect and (ii) all other material developments affecting the ability of such Party to perform its obligations under this Agreement.

     SECTION 5.14. Termination of Joint Venture. The Parties hereby agree that neither this Agreement nor the transactions contemplated hereby shall be a Corporation Joint Venture Termination, a FT/DT Joint Venture Termination or a Termination Condition for any purpose. The Parties agree that from and after the Signing Date until after the Closing, no Party may declare an Impasse or Deliver a Termination Notice, and that the provisions of Section 9.02 shall apply in the event of a termination of the Purchase Provisions pursuant to Section 9.01.

     SECTION 5.15. Amendment to Original WorldCom Merger Agreement; Other Corporate Approvals. (a) Promptly after the Signing Date, Sprint shall submit the Amended WorldCom Merger Agreement to its board of directors for approval (to the extent deemed necessary or appropriate), and Sprint, promptly after obtaining such approval from the Sprint board of directors (if applicable), shall execute and deliver the Amended WorldCom Merger Agreement.

     (b) This Agreement, the Settlement Agreement, the Distribution Agreement, and the other agreements to be executed and delivered in connection herewith have been negotiated by and through FT, DT and Sprint on behalf of the JV Entities and FT, DT and Sprint approve, authorize and instruct the execution of such agreements by the appropriate authorized officers of the JV Entities. To the extent necessary, FT, DT and Sprint shall each use their reasonable best efforts to procure, in connection with the execution and delivery of this Agreement, the Settlement Agreement, the Distribution Agreement and all other agreements to be executed and delivered by any JV Entity in connection with this Agreement, that all necessary corporate or other action has been taken by the JV Entities, whether by ratification or otherwise, to duly authorize, execute and deliver such agreements.

     SECTION 5.16. Covenant Regarding Registration Rights Agreements. If requested in writing by FT and DT at any time after the Effective Time of the FT/DT Investment Changes, Sprint agrees to enter into two separate registration rights agreements, one with Sprint and FT and one with Sprint, DT and NAB, in replacement of the Registration Rights Agreement; provided, however, that the obligations of Sprint under the new registration rights agreements taken together shall be no more extensive than its obligations under the Registration Rights Agreement. Notwithstanding the foregoing, such separate registration rights agreements shall not include the grant by Sprint of any registration rights that are inconsistent with Sprint's obligations under its registration rights agreements with Cable Holders.

     SECTION 5.17. Covenant Regarding Separate Standstill Agreements. If requested in writing by FT, DT, NAB or Sprint at any time after the Effective Time of the FT/DT Investment Changes, then each of FT, DT, NAB and Sprint agrees to enter into separate standstill agreements, one with Sprint and FT (and its Subsidiaries), one with Sprint and DT (and its Subsidiaries), and one with Sprint and NAB, in replacement of the Standstill Agreements; provided, however, such replacement standstill agreements shall be identical to the Standstill Agreement that such agreement replaces, except that: (i) one replacement standstill agreement will be with FT (and its Subsidiaries), one replacement standstill agreement will be with DT (and its Subsidiaries), and one replacement standstill agreement will be with NAB, (ii) all covenants, restrictions and other agreements contained in the replacement standstill agreements shall only be determined with reference to one of FT (and its Subsidiaries) or DT (and its Subsidiaries), and, to the extent the Standstill Agreement applies to Affiliates or other related parties, related parties of one of them, and (iii) the numerical percentages set forth in Sections 2.1 and 2.2 of the Standstill Agreement shall each be divided in half; provided, however, that the references in the Standstill Agreement to "20%" shall in the replacement standstill agreements be proportional to reflect instead the relative Voting Power (as defined in the Standstill Agreement) in relation to such "20%" of FT and its Qualified Subsidiaries, on the one hand, and DT and its Qualified Subsidiaries (including NAB), on the other hand, as of the date of this Agreement as reflected in the fifth sentence of Section 5.03(a), as modified to reflect only any changes in relative Voting Power after the date of this Agreement due to (x) the change in the relative votes granted under the Sprint Articles of Incorporation to the Sprint FON Stock and the Sprint PCS Stock, and (y) the exercise to a different extent by FT (or any of its Qualified Subsidiaries) or DT (or any of its Qualified Subsidiaries) of its Equity Purchase Rights (as defined in the Stockholders' Agreement); and provided further that (i) the sum of such comparable references to such 20% figure in (A) the replacement standstill agreement(s) of FT and its Subsidiaries, and (B) the replacement standstill agreement(s) of DT and its Subsidiaries (including NAB) shall not exceed 20% and (ii) no such comparable reference in any replacement standstill agreement individually shall exceed 12%.

                                   ARTICLE VI

                            CONDITIONS TO THE CLOSING


     SECTION 6.01. Conditions to the Obligations of Each Party. The obligations of each Party to consummate the Closing are subject to the satisfaction or written waiver of the following conditions:

          (a) No Order. No Governmental Authority shall have enacted, threatened, issued, promulgated, enforced or entered any Governmental Order that is then in effect, pending or threatened, and has, or is reasonably likely to have, the effect of prohibiting consummation of the Closing;

          (b) No Proceeding or Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority against any Party hereto, seeking to restrain or materially and adversely alter the transactions contemplated hereby which is likely to render it impossible or unlawful to consummate the transactions contemplated by this Agreement; provided, however, that a Party waives the provisions of this Section 6.01(b) if it has solicited or encouraged any such Action;

          (c) Closing Deliveries. Each Party shall have received the closing deliveries due it as indicated in Sections 2.07, 2.08, 2.09 and 2.10, as applicable; and

          (d) Consents and Approvals. Any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under applicable Law shall have expired or been terminated; and, to the extent required, the Parties shall have received approval of the Commission of the European Union, pursuant to Article 81 of the Treaty of Rome, as amended, and Council Regulation (EEC) no. 4064/89, as amended.

     SECTION 6.02. Conditions to the Obligations of Sprint and Sprint Sub. The obligations of Sprint and Sprint Sub to consummate the Closing are subject to the satisfaction or written waiver of the following condition:

          Representations, Warranties and Covenants. The representations and warranties of Atlas, FT and DT contained in this Agreement shall have been true and correct in all material respects when made and true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date (except for representations and warranties made as of a specific date, which will be true and correct in all material respects as of such date), and the covenants and agreements contained in this Agreement to be complied with by Atlas, FT and DT on or before the Closing Date shall have been complied with in all material respects, and Sprint and Sprint Sub shall have received a certificate from Atlas, FT and DT to such effect signed by a duly authorized officer.

     SECTION 6.03. Conditions to the Obligations of Atlas, FT and DT. The obligations of Atlas, FT and DT to consummate the Closing are subject to the satisfaction or written waiver of the following condition:

          Representations, Warranties and Covenants. The representations and warranties of Sprint and Sprint Sub contained in this Agreement (including in the Transition Plan) shall have been true and correct in all material respects when made and true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date (except for representations and warranties made as of a specific date, which will be true and correct in all material respects as of such date), and the covenants and agreements contained in this Agreement (including in the Transition Plan) to be complied with by Sprint and Sprint Sub on or before the Closing Date shall have been complied with in all material respects, and FT and DT shall have received certificates of Sprint and Sprint Sub to such effect signed by duly authorized officers thereof.

                                   ARTICLE VII

                                   TAX MATTERS


     SECTION 7.01. Tax Obligations. (a) The Parties agree that, subject to the express provisions of Section 7.01(b) hereof relating to the payment of transfer and similar Taxes, Sprint will pay (i) the Taxes for which Sprint or any of its Affiliates has Liability under applicable Law arising out of the transfer of the Sprint Venture Interests to DT and FT contemplated herein (including any Taxes imposed upon Sprint or any of its Affiliates in connection with the establishment of the Joint Venture) and (ii) the Taxes arising out of any direct or indirect transfer of ownership of any of the Sprint Venture Interests to any Sprint Affiliate on or prior to the Closing Date pursuant to Section 10.07 hereof.

     (b) The Parties agree that all sales, transfer, filing, recordation and similar taxes and fees (including all real estate transfer taxes and conveyance and recording fees, if any), and all stamp taxes, registration taxes, duties or other charges arising from or associated with the sale and transfer of the Sprint Venture Interests to DT and FT as contemplated hereunder shall be borne by the Party on whom the applicable statute, law or regulation imposes the primary liability for the payment of such taxes, duties, fees or other charges, and the Party that has primary liability for any such tax, duty, fee or other charge shall indemnify and hold harmless each other Party from and against any liability with respect to such tax, duty, fee or other charge that is borne by such other Party.

     (c) Sprint and Sprint Sub, jointly and severally, agree to indemnify and hold harmless DT, FT, any Permitted Assignee, the Joint Venture, their Affiliates, successors, assigns, officers, directors, employees and agents against any Tax Liability that is the obligation of Sprint under Section 7.01(a) hereof.

     (d) DT and FT agree to indemnify and hold harmless Sprint, Sprint Sub, any Permitted Assignee, the Joint Venture, their Affiliates, successors, assigns, officers, directors, employees and agents against any Tax Liability that results from (i) the transfer by DT or FT prior to or concurrent with the Closing of any of their Venture Interests or any of their rights or obligations under this Agreement pursuant to Section 10.07 hereof or (ii) the formation of any JV Entity pursuant to the exception for the formation of a Wholly Owned Subsidiary of another JV Entity set forth in paragraph 12 of Schedule IV.

     (e) Each indemnifying Party also agrees to indemnify and hold harmless each indemnified Party against any loss, damage, liability or expense, including reasonable fees for attorneys and other outside consultants, incurred in contesting or otherwise in connection with any Taxes for which such indemnifying Party has an obligation under this Section 7.01.

     (f) Payment by an indemnifying Party of any amounts due under this Article VII in respect of Taxes shall be made at least three Business Days before an amount indemnified against under this Article VII is due to a taxing authority. If liability under this Article VII is in respect of costs or expenses other than Taxes, payment by the indemnifying Party of any amounts due under this
Article VII shall be made within five Business Days after the date when such indemnifying Party has been notified that it or an Affiliate has a liability for a determinable amount under this Article VII and is provided with calculations or other materials supporting such liability.

     (g) All obligations contained in this Article VII shall expressly survive the Closing Date notwithstanding any provision herein to the contrary.

     SECTION 7.02. Miscellaneous. (a) The Parties agree to treat all payments made by any of them to or for the benefit of the other Parties under this
Article VII, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants, as adjustments to the Purchase Price.

     (b) All obligations and liabilities of the Parties under the Tax Matters Agreement, dated January 31, 1996, shall remain in effect for all taxable periods through the Closing Date. Notwithstanding any provision of Article V hereof to the contrary, Sprint and Sprint Sub shall continue to have the same rights and obligations under the Tax Matters Agreement concerning decisions by or relating to the Joint Venture and any JV Entity through the Closing Date as Sprint and Sprint Sub had immediately prior to the Signing Date. Except as otherwise provided above, the Tax Matters Agreement shall be terminated effective as of the Closing Date.

     (c) From and after the Signing Date, Sprint and Sprint Sub shall not without the prior written consent of DT and FT (which consent will not be unreasonably withheld) make, or cause or permit to be made, any Tax election that would affect the Joint Venture or any of its Subsidiaries. For purposes of this Section 7.02(c), if DT or FT withhold consent, they will be deemed to have reasonably withheld such consent if the tax election would, in the opinion of outside counsel to DT or FT, have a substantial risk of imposing a tax cost on DT, FT, Atlas or the Joint Venture; provided, however, that if Sprint and Sprint Sub shall indemnify DT, FT, Atlas and the Joint Venture from and against any potential tax cost arising in connection with such election, then DT and FT shall consent to the making of such Tax election.

     (d) For purposes of this Article VII, "DT", "FT", "Sprint" and "Sprint Sub", respectively, shall include each member of the affiliated group of corporations of which it is or becomes a member (other than the Joint Venture and Subsidiaries of the Joint Venture, except to the extent expressly referenced).

     (e) Each JV Entity that is treated as a partnership for U.S. income tax purposes shall close its books with respect to the transfer of the interest of Sprint and Sprint Sub on the Closing Date as required by Section 706(c)(2)(A) of the Internal Revenue Code of 1986, as amended. Each such JV Entity shall prepare, consistent in all material respects with past practice in such regard (except to the extent that such JV Entity is advised by an independent tax professional of recognized standing that a deviation from past practice with respect to a given issue is required), and submit to Sprint, within 120 days after the Closing Date, drafts of the proposed U.S. federal income tax return and applicable U.S. state income tax returns of such JV Entity for review and comment by Sprint. The Parties shall resolve any differences with respect to such returns and each JV Entity shall file such U.S. federal income tax return and each applicable U.S. state income tax return not later than the due date thereof (including extensions). Following the Signing Date, Sprint and Sprint Sub shall, at their own expense, be entitled to participate fully in the preparation of any audit or other proceedings with respect to any U.S. federal and state income tax returns that were filed by JV Entities that are treated as partnerships for U.S. income tax purposes which relate to taxable periods ending on or before the Closing Date.

     (f) The Parties agree that the Purchase Price shall be allocated among the Sprint Venture Interests for all U.S. federal income tax purposes in the manner set forth in Schedule III.

     (g) Between the Signing Date and the Closing Date and following the Closing Date, the Parties shall cooperate fully with each other in providing access to and copies of all books and records and other information of the JV Entities as may reasonably be requested in connection with all applicable tax filings, compliance burdens, audits and litigation. Such cooperation shall include the retention and production of all books, records and other information that may reasonably be deemed relevant to any tax audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

                                  ARTICLE VIII

                                 INDEMNIFICATION

     SECTION 8.01. Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive until the third anniversary of the Closing Date, except that all representations and warranties contained in Section 4.04 shall survive indefinitely. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by any Party, then the relevant representations and warranties of the other Parties shall survive as to such claim, until such claim has been finally resolved.

     SECTION 8.02. Indemnification. (a) Atlas, FT, DT, NAB, a Permitted Assignee of either of them, the Joint Venture, their respective Affiliates and their respective successors and assigns, officers, directors, employees, agents and Affiliates shall be indemnified and held harmless by Sprint and Sprint Sub, jointly and severally, for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys' fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter, a "Purchaser Loss") arising out of or resulting from:

          (i) the breach of any representation or warranty made by Sprint or Sprint Sub contained in this Agreement; or

          (ii) the breach of any covenant or agreement by Sprint or Sprint Sub contained in this Agreement.

     (b) Sprint, Sprint Sub, their respective Affiliates, successors and assigns and the officers, directors, employees and agents of Sprint, Sprint Sub, their Affiliates and their successors and assigns shall be indemnified and held harmless by FT for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys' fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter, a "Seller Loss", and each of a Seller Loss and a Purchaser Loss is hereinafter referred to as a "Loss" with respect to such Party) arising out of or resulting from:

          (i) the breach of any representation or warranty made by FT contained in this Agreement; or

          (ii) the breach of any covenant or agreement by FT contained in this Agreement.

     (c) Sprint, Sprint Sub, their respective Affiliates, successors and assigns and the officers, directors, employees and agents of Sprint, Sprint Sub, their Affiliates and their successors and assigns shall be indemnified and held harmless by DT for Seller Losses arising out of or resulting from:

          (i) the breach of any representation or warranty made by DT or NAB contained in this Agreement; or

          (ii) the breach of any covenant or agreement by DT or NAB contained in this Agreement.

     (d) Sprint, Sprint Sub, their respective Affiliates, successors and assigns and the officers, directors, employees and agents of Sprint, Sprint Sub, their Affiliates and their successors and assigns shall be indemnified and held harmless by FT and DT, severally, to the extent of 50% each, and not jointly, for Seller Losses arising out of or resulting from:

          (i) the breach of any representation or warranty made by Atlas contained in this Agreement; or

          (ii) the breach of any covenant or agreement of Atlas contained in this Agreement.

     (e) Whenever a claim shall arise for indemnification under this Article VIII, the Party entitled to indemnification (the "Indemnified Party") shall give notice to the other Party (the "Indemnifying Party") of any matter that the Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement promptly, but in no event later than 60 days after the Indemnified Party first learns of such claim, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations and Liabilities of the Indemnifying Party under this Article VIII with respect to Losses arising from claims of any third-party which are subject to the indemnification provided for in this Article VIII ("Third-Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third-Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third-Party Claim following receipt by the Indemnified Party of such notice in the time frame provided above; provided, however, that the failure to provide, or any delay in providing, such notice shall not release the Indemnifying Party from any of its obligations under this
Article VIII, except to the extent that it is materially prejudiced by such failure or delay, and shall not relieve the Indemnifying Party from any other obligation or Liability that it may have to any Indemnified Party otherwise than under this Article VIII. The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party, in its sole and absolute discretion, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, in each jurisdiction for which the Indemnified Party determines that counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses, records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. No such Third-Party Claim may be settled by the Indemnifying Party or the Indemnified Party without the prior written consent of the other. Notwithstanding the foregoing, any claim for indemnity in respect of matters covered by Article VII shall be subject to the provisions of Article VII and not this Section 8.02(e).

                                   ARTICLE IX

                                   TERMINATION


     SECTION 9.01. Termination. The Purchase Provisions may be terminated and the other transactions contemplated by the Purchase Provisions may be abandoned at any time prior to the Closing Date as follows:

          (a) by mutual written consent of the Parties;

          (b) by any Party if the Closing shall not have occurred by December 31, 2000; or

          (c) by any Party in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

     SECTION 9.02. Effect of Termination. In the event of termination of the Purchase Provisions pursuant to Section 9.01:

          (a) Except as otherwise provided in the last sentence of this Section 9.02, the Purchase Provisions shall forthwith become void, there shall be no liability relating to such provisions or the transactions contemplated by such provisions on the part of the Parties or any of their respective officers or directors, and all rights and obligations of each Party contained in the Purchase Provisions shall cease except as set forth in
     Section 10.02;

          (b) the Surviving Provisions shall survive and remain in full force and effect;

          (c) (i) Article 10 of the JVA shall continue to not apply to Sprint or any of its Affiliates, (ii) Sprint and its Affiliates will continue not to have any obligation under Article 10 of the JVA, (iii) Sprint will have no right to enforce the provisions contained in Article 10 of the JVA, and
     (iv) no Person will have any right to enforce Article 10 against Sprint or any of its Affiliates;

          (d) at any time between the date of termination of the Purchase Provisions (the "Purchase Provisions Termination Date") and the earliest of
     (i) 90 days after the Purchase Provisions Termination Date, (ii) December 31, 2000 and (iii) the date that FT and DT notify Sprint that they elect not to pursue a sale of the Sprint Venture Interests to a third party pursuant to this Section 9.02(d) (such earliest date being the "Interim Sale Termination Date"), Sprint agrees to sell the Sprint Venture Interests to any third party only at the request of FT or DT, so long as:

               (A) such third party pays Sprint the Purchase Price or an amount in excess thereof (the "Third Party Purchase Price");

               (B) such third party causes the Joint Venture to pay Sprint any amounts due Sprint under the Sprint Stockholder Loans and any other debt obligations of the Joint Venture to Sprint;

               (C) the terms and conditions of such sale and purchase include the requirement set forth in Section 9.02(d)(BB) hereof;

               (D) a closing of the sale of such Sprint Venture Interests on a date prior to December 31, 2000 is reasonably likely and the related purchase agreement with such third party provides that such a closing must occur by December 31, 2000; and

               (E) Sprint is otherwise treated in a manner that is consistent with the terms and conditions of this Agreement, including the tax provisions under this Agreement.

     If Sprint sells the Sprint Venture Interests to a third party pursuant to this Section 9.02(d), then the following provisions shall apply:

               (AA) if the Third Party Purchase Price is greater than the Purchase Price, Sprint shall pay to each of FT and DT an amount equal to five percent (5%) of the difference between (1) the Third Party Purchase Price and (2) the Purchase Price; and

               (BB) the purchase agreement with such third party shall provide that if the third party sells the Sprint Venture Interests within one year after purchasing the Sprint Venture Interests from Sprint and the amount received by the third party from the sale of the Sprint Venture Interests is greater than the Third Party Purchase Price, the third party shall pay to Sprint an amount equal to ninety percent (90%) of the difference between (1) the amount received by such third party from the sale of the Sprint Venture Interests and (2) the Third Party Purchase Price;

          (e) if Sprint does not sell the Sprint Venture Interests to a third party prior to the Interim Sale Termination Date pursuant to Section 9.02(d) hereof, at any time on or after December 31, 2000, any of Sprint, FT or DT may trigger the Exit Arrangements set forth in Annex C hereto and none of the Parties will have any right or basis for objection to the implementation of such Exit Arrangements; and

          (f) at the Interim Sale Termination Date, all Sprint representatives who resigned from the Governing Boards pursuant to Section 5.01(b) shall be reappointed to such Governing Boards and, if requested by Sprint, FT and DT shall designate those individuals requested by Sprint to become members of the Governing Boards and take such other action as is required to cause such individuals to become members of the Governing Boards so that the governance rights of FT, DT and Sprint in the Joint Venture are equivalent to the rights of such Parties immediately prior to entering into this Agreement.

     Nothing in this Section 9.02 shall relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.

                                    ARTICLE X

                               GENERAL PROVISIONS

     SECTION 10.01. Waiver. Any Party to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered by the other Parties pursuant hereto or (iii) waive compliance with any of the agreements or conditions of the other Parties contained herein. Any such extension or waiver shall be valid only if set forth in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

     SECTION 10.02. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

     SECTION 10.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing, in English, and shall be given or made by delivery in person, by courier service, by telecopy, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.03):

 a)      If to FT:

                       6 place d'Alleray
                       75505 Paris Cedex 15
                       France
                       Telephone:  33-1-44-44-01-59
                       Telecopy:  33-1-44-44-01-75
                       Attention:  Senior Executive Vice President and
                                   Chief Financial Officer
                       (e-mail:  jeanlouis.vinciguerra@francetelecom.fr)

         with copies (which shall not constitute notice to FT) to:

                       6 place d'Alleray
                       75505 Paris Cedex 15
                       France
                       Telephone:  33-1-44-44-87-46
                       Telecopy:  33-1-44-12-02-13
                       Attention:  Chief Legal and Tax Officer
                       (e-mail:  emmanuel.guillaume@francetelecom.fr)

         and

                        Shearman & Sterling
                        599 Lexington Avenue
                        New York, New York  10022
                        U.S.A.
                        Telephone:  1 (212) 848-7058
                        Telecopy:  1 (212) 848-4051
                        Attention:  Alfred J. Ross, Esq.
                        (e-mail:  aross@shearman.com)

 b)      If to DT:

                        Friedrich-Ebert-Allee 140
                        D-53113 Bonn
                        Germany
                        Telephone:  49-228-181-4000
                        Telecopy:  49-228-181-8602
                        Attention:  Jeffrey Hedberg
                        (e-mail:  hedberg@telekom.de)

         with a copy (which shall not constitute notice to DT) to:

                         Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                         New York, New York  10006
                         U.S.A.
                         Telephone:  1 (212) 225-2670
                         Telecopy:  1 (212) 225-3999
                         Attention:  Robert P. Davis, Esq.
                         (e-mail:  rdavis@cgsh.com)

       (c)      If to NAB:

                         NAB Nordamerika Beteiligungs Holding GmbH
                         c/o Deutsche Telekom AG
                         Friedrich-Ebert-Allee 140
                         53113 Bonn
                         Germany
                         Telephone:  49-228-181-38120
                         Telecopy:  49-228-181-8750
                         Attention: Mr. Heinz Klesing, Managing Director (e-Mail: heinz.klesing@telekom.de)

                with a copy (which shall not constitute notice to NAB) to:

                         Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                         New York, New York  10006
                         U.S.A.
                         Telephone: 1 (212) 225-2000
                         Telecopy:  1 (212) 225-3999
                         Attention:  Robert P. Davis, Esq.
                         (e-mail:  rdavis@cgsh.com)

       (d)      If to Sprint or Sprint Sub:

                         2330 Shawnee Mission
                         Parkway, East Wing
                         Westwood, Kansas  66205
                         U.S.A.
                         Telephone:  1 (913) 624-8440
                         Telecopy:  1 (913) 624-8426
                         Attention:  General Counsel
                         (e-mail:  Richard.Devlin@mail.sprint.com)

                with a copy (which shall not constitute notice to Sprint or Sprint Sub) to:

                         King & Spalding
                         191 Peachtree Street
                         Atlanta, Georgia  30303
                         U.S.A.
                         Telephone:  1 (404) 572-4903
                         Telecopy:  1 (404) 572-5146
                         Attention:  Bruce N. Hawthorne, Esq.
                         (e-mail:  bhawthorne@kslaw.com)

          (e) If to Atlas, then to each of DT and FT as provided above, in care of Atlas.

          (f) If to any of the JV Entities set forth on Schedule II hereto:

                         Global One
                         12490 Sunrise Valley Drive
                         Reston, VA  U.S.A.  20196-0001
                         Telephone:  (703) 689-7035
                         Telecopy:  (703) 787-6635
                         Attention:  Detlef Spang
                         (e-mail:  detlef.spang@globalone.net)

               with a copy (which shall not constitute notice to a JV Entity) to each of DT and FT, as provided above, and to:

                          Global One
                          12490 Sunrise Valley Drive
                          Reston, VA  U.S.A.  20196-0001
                          Telephone:  (703) 689-5662
                          Telecopy:  (703) 787-5321
                          Attention:  General Counsel
                          (e-mail:  don.parker@globalone.net)

All such notices shall be deemed to have been duly given or made upon receipt; provided, however, that a notice sent via telecopy or e-mail shall only be deemed to have been duly given or made on the date that the sender thereof confirms it via courier service or by registered or certified mail (return receipt requested).

     SECTION 10.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 10.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

     SECTION 10.06. Entire Agreement. This Agreement, together with the agreements referred to herein (including the Settlement Agreement), constitutes the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

     SECTION 10.07. Assignment. This Agreement may not be assigned by any Party without the express written consent of all other Parties. Notwithstanding any of the foregoing nor any provision set forth in the JVA, (a) each of FT and DT may assign its rights to purchase the Sprint Venture Interests pursuant to Article II of this Agreement to one or more of its Wholly Owned Subsidiaries, (b) each of FT and DT may assign its rights to purchase the Sprint Venture Interests under Article II of this Agreement to Atlas or to the other of FT and DT or to a Wholly Owned Subsidiary of such other Party (an assignee pursuant to (a) or (b) herein being referred to as a "Permitted Assignee"), and (c) each of Sprint and Sprint Sub may transfer any of the Sprint Venture Interests to a Wholly Owned Subsidiary of Sprint or Sprint Sub; provided, however, that in the case of an assignment described in (a), the following conditions shall be satisfied: (i) the assigning Party shall give notice of such assignment to the other Parties,
(ii) such assignment shall, by its terms, not relieve the assigning Party of its obligations contained in this Agreement and (iii) the closing of such assignment shall not take place earlier than the Closing; provided further that in the case of an assignment described in (b), the following additional conditions shall be satisfied: (i) FT or DT shall have provided the other with a prior written consent to such assignment and (ii) one of FT or DT shall at all times remain liable for satisfaction of the Purchase Price and (iii) the closing of such assignment shall not take place earlier than the Closing; provided further that in the case of a transfer described in (c), the following conditions shall be satisfied: (i) the transferring Party shall give notice of such transfer to the other Parties and (ii) such transfer shall, by its terms, not relieve the transferring Party of its obligations contained in this Agreement. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

     SECTION 10.08. No Third-Party Beneficiaries. Except for the provisions of
Article VII and Article VIII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 10.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by the Parties or (b) by a waiver in accordance with Section 10.01.

     SECTION 10.10. Governing Law and Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. Except in accordance with the last sentence of this Section 10.10(a), all disputes, actions or proceedings arising out of or relating to this Agreement, or any of the transactions contemplated hereby, shall be brought only in the United States District Court for the Southern District of New York or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such dispute, action or proceeding, in the courts of the State of New York located in the Borough of Manhattan. Each Party (i) consents to submit itself to the personal jurisdiction of each of the aforesaid courts and
(ii) agrees that it will not bring any action, suit or proceeding arising out of or relating to this Agreement, or any of the transactions contemplated hereby, in any court other than as set forth above. All disputes, actions or proceedings arising out of or relating to the Transition Plan or the Distribution Agreement shall be resolved as provided therein.

     (b) Each of Atlas, FT and DT agrees that, to the extent that it or any of its property is or becomes entitled at any time to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of government from any legal action, suit or proceeding or from setoff or counterclaim relating to this Agreement from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution of a judgment, from execution pursuant to a judgment or arbitral award, or from any other legal process in any jurisdiction, it, for itself and its property expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to such matters arising with respect to this Agreement or the subject matter hereof (including any obligation for the payment of money). Each of Atlas, FT and DT agrees that the waiver in this provision is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. S1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against Atlas, FT or DT with respect to this Agreement.

     SECTION 10.11. Interpretation. In the event of any conflict between or among the provisions of this Agreement and the JVA, the terms of this Agreement shall govern.

     SECTION 10.12. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 10.13. Specific Performance. The Parties agree that irreparable damage would occur in the event that Article II or Article V of this Agreement is not performed in accordance with the terms hereof and that the Parties shall, to the extent permitted by applicable Law, be entitled to seek from the United States District Court for the Southern District of New York or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such dispute, action or proceeding, in the courts of the State of New York located in the Borough of Manhattan specific performance of the terms hereof relating to Article II or Article V, in addition to any other remedy at law or equity.

     SECTION 10.14. No Partnership. Nothing in this Agreement shall authorize any Party to act as an agent or representative of any of the others (or any of them) or to authorize any such Party to assume or create an obligation on behalf of the other (or others), except as expressly provided in this Agreement.

     SECTION 10.15. Terms Generally. References in this Agreement to articles, sections, paragraphs, clauses, schedules, annexes and exhibits are to articles, sections, paragraphs, clauses, schedules, annexes and exhibits in or to this Agreement unless otherwise indicated. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Any term defined by reference to any agreement, instrument or document has the meaning assigned to it whether or not such agreement, instrument or document is in effect. The words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation". Unless the context otherwise requires, any agreement, instrument or other document defined or referred to herein refers to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified from time to time. Unless the context otherwise requires, references herein to any Person include its successors and assigns.

     SECTION 10.16. Public Announcements. Any Party shall have the right to issue a press release or other public communication relating to this Agreement, without consultation with any other Party; provided, however, that any initial press release issued by a Party in connection with this Agreement shall not be inconsistent with the draft press release with respect to the provisions of this Agreement previously delivered by Sprint to FT, DT and NAB.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                     FRANCE TELECOM S.A.


                       By: /s/ Jacques Champeaux
                           ----------------------
                       Name:  Jacques Champeaux
                       Title: Group Executive President,
                              Large Business Division


                     DEUTSCHE TELEKOM AG

                       By: /s/ Jeffrey A. Hedberg
                           ----------------------
                       Name:  Jeffrey A. Hedberg
                       Title: Board of Management, International

                     NAB NORDAMERIKA BETEILIGUNGS
                     HOLDING GMBH

                       By: /s/ Heinz Klesing
                           ------------------
                       Name:  Heinz Klesing
                       Title: Managing Director

                       By: /s/ Dr. Joachim Peckert
                           -----------------------
                       Name:  Dr. Joachim Peckert
                       Title: Managing Director


                     ATLAS TELECOMMUNICATIONS, S.A.

                       By: /s/ Thomas Zimmer
                           -----------------
                       Name:  Thomas Zimmer
                       Title: Co-CEO

                       By: /s/ Bruno Brochier
                           -----------------
                       Name:  Bruno Brochier
                       Title: Co-Chairman

                     SPRINT CORPORATION


                       By: /s/ Ronald T. LeMay
                           -------------------
                       Name:  Ronald T. LeMay
                       Title: President and Chief
                              Operating Officer


                     SPRINT GLOBAL VENTURE, INC.


                       By: /s/ Ronald T. LeMay
                           -------------------
                       Name:  Ronald T. LeMay
                       Title: President and Chief
                              Operating Officer


                     GLOBAL ONE COMMUNICATIONS, L.L.C.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS GBN HOLDING, LIMITED

                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS WORLD OPERATIONS, LIMITED


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS WORLD HOLDING, B.V.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS WORLD SERVICE, B.V.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS EUROPE, L.L.C.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO


                     GLOBAL ONE COMMUNICATIONS HOLDING, B.V.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO



                     GLOBAL ONE COMMUNICATIONS SERVICE, B.V.


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO



                     GLOBAL ONE COMMUNICATIONS OPERATIONS, LIMITED


                       By: /s/ Michel Huet
                           ---------------
                       Name:  Michel Huet
                       Title: Acting CEO

                                                                         ANNEX B


                  MODIFICATIONS TO THE JOINT VENTURE AGREEMENT

1. This Agreement will not be deemed to be an Operative Agreement under the JVA or this Agreement.

2. Section 15.14(a)(i) is hereby deleted in its entirety; provided, however, that upon such time that the Purchase Provisions are terminated pursuant to
     Article IX hereof, such Section shall be reinstated.

3.   New Section 10.8 and Section 10.9 shall be added as follows:

     "Section 10.8. Inapplicable to Sprint. Notwithstanding anything else in this Agreement, from and after January 21, 2000, (a) this Article 10 shall not apply to Sprint or any of its Affiliates, (b) neither Sprint nor any of its Affiliates shall have any obligation under this Article 10, (c) neither Sprint nor any of its Affiliates will have any right to enforce the provisions in this Article 10, and (d) no Person will have any right to enforce this Article 10 against Sprint or any of its Affiliates."

     "Section 10.9. Inapplicable to a withdrawing party. Notwithstanding anything else in this Agreement, (a) this Article 10 shall not apply to the withdrawing party identified as such in the FT/DT Transactions (as defined in the Master Transfer Agreement, dated January 21, 2000 (the "MTA")) or any of its Affiliates from and after the date, specified in the FT/DT Transition Plan (as defined in the MTA), (b) after such date neither such withdrawing party nor its Affiliates shall have any obligation under this
     Article 10, and (c) after such date, neither such withdrawing party nor its Affiliates will have any right to enforce the provisions in this Article 10 against FT, DT, Atlas or any of their Affiliates."

4. The Parties hereby acknowledge and agree that the consummation of the WorldCom Merger will not be considered a breach of the JVA.

                                                                       EXHIBIT 2
                                  FORM OF PROXY


     THIS PROXY (this "Proxy") dated as of January 21, 2000, is entered into by France Telecom, a societe anonyme duly organized under the laws of France ("FT"), Deutsche Telekom AG, an Aktiengesellschaft duly organized under the laws of Germany ("DT"), NAB Nordamerika Beteiligungs Holding GmbH ("NAB"), a limited liability company duly organized under the laws of Germany and a wholly owned subsidiary of DT, Sprint Corporation ("Sprint"), a Kansas corporation, William
T. Esrey, the Chairman and Chief Executive Officer of Sprint, Ronald T. LeMay, the President and Chief Operating Officer of Sprint, Arthur B. Krause, the Executive Vice President and Chief Financial Officer of Sprint, and J. Richard Devlin, the Executive Vice President and General Counsel of Sprint (Mr. Esrey, Mr. LeMay, Mr. Krause and Mr. Devlin, together with any successor grantee appointed under Section 1.3, are referred to herein collectively as the "Grantees"). FT, DT, NAB, Sprint and the Grantees are collectively referred to herein as the "Parties."

                              W I T N E S S E T H:
                              --------------------

     WHEREAS, FT, DT, NAB and Sprint propose to execute on the date hereof a Master Transfer Agreement (the "Master Transfer Agreement") among FT, DT, NAB, Sprint, Sprint Global Venture, Inc., Atlas Telecommunications S.A., and the JV Entities set forth on Schedule II to the Master Transfer Agreement;

     WHEREAS, FT, DT, NAB and Sprint have agreed to enter into this Proxy pursuant to Section 5.03(a) of the Master Transfer Agreement as a condition to Sprint's willingness to enter into the Master Transfer Agreement; and

     WHEREAS, capitalized terms used in this Proxy and not otherwise defined in this Proxy have the respective meanings given to such terms in the Master Transfer Agreement.

     NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

     1. Proxy.

          1.1 Grant. As to all Subject Shares, each of FT, DT and NAB hereby severally and not jointly appoints each of the Grantees, or any one of them acting alone, with full power of substitution, during the term of this Proxy, as proxy for FT, DT and NAB, to vote the Subject Shares or cause the Subject Shares to be voted, in the name, place and stead of FT, DT and NAB (or any controlled Affiliate of FT or DT or any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates to which any Subject Shares may be transferred), at any Sprint Stockholders' Meeting (including pursuant to any class vote required in connection therewith) or at any adjournment or adjournments thereof:

               (a) for approval and adoption of the Amended WorldCom Merger Agreement (as it may be amended by any amendment thereto that does not have any of the effects enumerated in clauses (A) through (D) of
          Section 1.4(a) of this Proxy) and the WorldCom Merger, unless the Sprint Board of Directors has terminated the Amended WorldCom Merger Agreement;

               (b) for approval and adoption of the FT/DT Amendments;

               (c) for approval of any other matter that has been recommended by the Sprint board of directors (other than the disposition of assets or businesses) and that is necessary to implement the matters set forth in the immediately preceding clauses (a) and (b);

               (d) for approval and adoption of the ESPP Amendments;

               (e) against approval or adoption of any proposal made in opposition to or competition with the WorldCom Merger and the transactions contemplated by the Amended WorldCom Merger Agreement that has not been approved or recommended by the Sprint board of directors; and

               (f) in the discretion of the Grantees, with respect to any proposed adjournment or adjournments of a Sprint Stockholders' Meeting.

          1.2 Nature of Proxy. THE PROXY GRANTED BY THIS AGREEMENT IS IRREVOCABLE (EXCEPT TO THE EXTENT PROVIDED FOR IN SECTION 1.4 OR SECTION 2) AND COUPLED WITH AN INTEREST FOR ALL PURPOSES OF SECTION 17-6502 OF THE KANSAS GENERAL CORPORATION CODE.

          1.3 Power of Substitution. A Grantee's appointment hereunder shall terminate at such time as such Grantee ceases to be an officer of Sprint, at which time the appointment pursuant to this Proxy in favor of such Grantee shall automatically be granted, without any further act by FT, DT, NAB or their controlled Affiliates (including any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates), to such Grantee's successor officer of Sprint and thereafter to each subsequent successor (each of which persons shall be deemed to be a Grantee hereunder). Subject to Section 1.4 and Section 2, at the request of Sprint or the Grantees from time to time, each of FT, DT and NAB shall confirm, and shall cause each of its controlled Affiliates (including any Qualified Subsidiary that is owned by both FT and/or its controlled Affiliates and DT and/or its controlled Affiliates) holding any Subject Shares, to confirm, the appointment of each successor officer of Sprint as a Grantee for all purposes under this Proxy.

          1.4 Termination; Condition Precedent. This Proxy shall terminate and be of no further force and effect on April 30, 2001. It is a condition precedent to the effectiveness of this Proxy as it relates to the matters set forth in
Section 1.1(a), Section 1.1(c) (to the extent relating to Section 1.1(a)) and
Section 1.1(e) that the Amended WorldCom Merger Agreement shall have been duly authorized by the boards of directors of WorldCom and Sprint and shall have been duly executed and delivered by the parties thereto. In addition, this Proxy shall terminate and be of no further force and effect with respect to the matters set forth in Section 1.1(a), Section 1.1(c) (to the extent relating to Section 1.1(a)), Section 1.1(e) and Section 1.1(f) (to the extent relating to
Section 1.1(a), Section 1.1(c) (to the extent relating to Section 1.1(a)) and
Section 1.1(e)) immediately upon the occurrence of either of the following events:

               (a) if at any time the Original WorldCom Merger Agreement shall not be in full force and effect as executed on October 4, 1999, as amended by the Amended WorldCom Merger Agreement (when so executed and delivered), and without any further amendment or modification to the Amended WorldCom Merger Agreement that (A) reduces the amount or changes the nature of the consideration to be received by FT, DT or their Affiliates in the WorldCom Merger; (B) conflicts with the rights of FT, DT or their Affiliates under the Master Transfer Agreement; (C) otherwise materially and adversely affects FT, DT or their Affiliates; or (D) treats FT or DT or their Affiliates in a manner different from other Sprint stockholders which is adverse to FT, DT or their Affiliates; or

               (b) if at any time the Consent and Assumption is not in full force and effect in all material respects.

          In the event of the transfer of any Subject Shares (including the Existing FT Shares and the Existing NAB Shares) after the Effective Time of the FT/DT Investment Changes to a Person that is not FT, DT or a controlled Affiliate of FT or DT, the provisions of this Proxy, with respect to such transferred Subject Shares, shall terminate at the time of such transfer, but this Proxy shall continue to be applicable to all other Subject Shares that have not been so transferred.

          Notwithstanding the foregoing, unless earlier terminated in accordance with the provisions hereof, this Proxy shall terminate and be of no further force or effect with respect to the matters set forth in Section 1.1(a), Section 1.1(c) (to the extent relating to Section 1.1(a)) and Section 1.1(e) on the earlier of (I) the termination of the Amended WorldCom Merger Agreement and (II) the later of (X) December 31, 2000 and (Y) the earlier of (A) December 31, 2001 and (B) the time that the Sprint stockholders have voted on the Amended WorldCom Merger Agreement at a Sprint Stockholders' Meeting (whether or not the WorldCom Merger is in fact approved at that time). The provisions of this Proxy shall terminate and be of no further force and effect with respect to Section 1.1(d) immediately after the Sprint stockholders have voted upon the ESPP Amendments (whether or not the ESPP Amendments are in fact approved at that time).

     2. Notice of Termination Event. The Grantees covenant and agree not to vote, and Sprint covenants and agrees not to permit the Grantees to vote, any of the Subject Shares except in compliance with the provisions of the Proxy, including, without limitation, Section 1.4. Sprint covenants and agrees to take all action necessary to cause the Grantees to comply with the provisions of this Proxy and to prevent the Grantees from taking any action that is not in compliance with the provisions of this Proxy. Sprint covenants and agrees that it shall promptly notify FT, DT, NAB and the Grantees if at any time Sprint reasonably believes any of the circumstances specified in Section 1.4 has occurred and in such instance shall not permit the Grantees to vote the Subject Shares. In addition, if at any time any of FT, DT or NAB believes, in such Party's reasonable good faith judgment, that any of the circumstances specified in Section 1.4 has occurred, such Party shall be entitled to so notify Sprint and the other Parties in writing and, following such notification to Sprint, the Parties shall seek to reach an agreement as to the application of the provisions of Section 1.4; provided, however, that if, at the time of a Sprint Stockholders' Meeting, the Parties have not reached such an agreement to permit the Grantees to vote such Subject Shares but Sprint and the Grantees reasonably believe in good faith that such Subject Shares may be voted pursuant to this Proxy at such Sprint Stockholders' Meeting, the Grantees may proceed to vote such Subject Shares at such Sprint Stockholders' Meeting (without prejudice to the provisions of the next sentence of this Section 2), unless a judicial determination has been made by the United States District Court for the Southern District of New York or, in the event (but only in the event) that such court does not have subject matter jurisdiction, a court of the State of New York located in the Borough of Manhattan, that has not been reversed on appeal, that prohibits the Grantees from doing so. Notwithstanding any of the foregoing, absent a final judicial determination on the merits concerning the right of the Grantees to vote Subject Shares at such Sprint Stockholders' Meeting pursuant to this Proxy, the operation of the provisions of this Section 2 (including the proviso to the preceding sentence) shall not prejudice the right of a Party to claim that a breach of the provisions of this Proxy has occurred. The Parties agree that notice by FT, DT or NAB to Sprint pursuant to this Section shall constitute notice to each of the Grantees, and the Grantees agree not to vote any of the Subject Shares pursuant to this Proxy once Sprint has instructed them not to do so pursuant to this Section 2.

     3. Specific Performance. The Parties agree that irreparable damage would occur in the event that any part of this Proxy is not performed strictly in accordance with the terms hereof and that the Parties shall, to the extent permitted by applicable Law, be entitled to seek from the United States District Court for the Southern District of New York or, in the event (but only in the event) that such court does not have subject matter jurisdiction, in the courts of the State of New York located in the Borough of Manhattan, specific performance of the terms hereof, in addition to any other remedy at Law or equity.

     4. Miscellaneous.

          4.1 Any Party to this Proxy may (i) extend the time for the performance of any of the obligations or other acts of the other Parties or (ii) waive compliance with any of the agreements or conditions of the other Parties contained herein. Any such extension or waiver shall be valid only if set forth in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Proxy. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

          4.2 All notices, requests, claims, demands and other communications hereunder shall be in writing, in English, and shall be given or made by delivery in person, by courier service, by telecopy, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the addresses specified in, and in accordance with, Section 10.03 of the Master Transfer Agreement. Notice to Sprint shall constitute notice to all of the Grantees. All such notices shall be deemed to have been duly given or made upon receipt; provided, however, that a notice sent via telecopy or e-mail shall only be deemed to have been duly given or made on the date that the sender thereof confirms it via courier service or by registered or certified mail (return receipt requested).

          4.3 The descriptive headings contained in this Proxy are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Proxy.

          4.4 If any term or other provision of this Proxy is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Proxy shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party (but in no event shall any Grantee be permitted to vote any Subject Shares in violation of
Section 1.4 or Section 2). Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Proxy so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated.

          4.5 Except as set forth in Sections 1.1 and 1.3 (in each case, as to power of substitution), this Proxy may not be assigned by any Party without the prior written consent of all other Parties.

          4.6 This Proxy may not be amended or modified except by an instrument in writing signed by the Parties or by a waiver in accordance with Section 4.1.

          4.7 This Proxy shall be governed by and construed in accordance with the internal laws of the State of New York (except that the Laws of the State of Kansas shall govern any such matters contained in or relating to this Proxy which are required to be governed by Kansas corporate law). All disputes, actions or proceedings arising out of or relating to this Proxy, or any of the transactions contemplated hereby, shall be brought only in the United States District Court for the Southern District of New York or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such dispute, action or proceeding, in the courts of the State of New York located in the Borough of Manhattan. Each Party (i) consents to submit itself to the personal jurisdiction of each of the aforesaid courts and (ii) agrees that it will not bring any action, suit or proceeding arising out of or relating to this Proxy in any court other than as set forth above.

          4.8 Each of FT, DT and NAB agrees that, to the extent that it or any of its property is or becomes entitled at any time to any immunity on the grounds of sovereignty or otherwise based upon its status as an agency or instrumentality of government from any legal action, suit or proceeding or from setoff or counterclaim relating to this Proxy from the jurisdiction of any competent court, from service of process, from attachment prior to judgment, from attachment in aid of execution of a judgment, from execution pursuant to a judgment or arbitral award, or from any other legal process in any jurisdiction, it, for itself and its property expressly, irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity with respect to such matters arising with respect to this Proxy or the subject matter hereof (including any obligation for the payment of money). Each of FT, DT and NAB agrees that the waiver in this provision is irrevocable and is not subject to withdrawal in any jurisdiction or under any statute, including the Foreign Sovereign Immunities Act, 28 U.S.C. S1602 et seq. The foregoing waiver shall constitute a present waiver of immunity at any time any action is initiated against FT, DT or NAB with respect to this Agreement.

          4.9 This Proxy, the Master Transfer Agreement and the agreements referred to in the Master Transfer Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof.

          4.10 This Proxy shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Proxy.

          4.11 This Proxy may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          4.12 Each of FT, DT and NAB will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further documents and take such further action as any of the Grantees or Sprint may reasonably request and are necessary for the purpose of carrying out the purpose of this Proxy.

     IN WITNESS WHEREOF, the Parties have caused this Proxy to be duly executed as of the day and year first above written.


                             FRANCE TELECOM S.A.

                             By:_______________________________________
                                  Name:
                                  Title:


                             DEUTSCHE TELEKOM AG


                             By:_______________________________________
                                  Name:
                                  Title:


                             NAB NORDAMERIKA BETEILIGUNGS
                                  HOLDING GMBH


                             By:_______________________________________
                                  Name:
                                  Title:


                             SPRINT CORPORATION


                             By:_______________________________________
                                  Name:
                                  Title:

                             GRANTEES:



                             ------------------------------------------
                             Name: William T. Esrey



                             ------------------------------------------
                             Name: Ronald T. LeMay



                             ------------------------------------------
                             Name: Arthur B. Krause



                             ------------------------------------------
                             Name: J. Richard Devlin

                                                                       EXHIBIT 3

                                                                  EXECUTION COPY

     This AMENDMENT NO. 1 TO THE COORDINATION AGREEMENT (this "Amendment"), dated as of January 26, 2000, by and between Deutsche Telekom AG, an Aktiengesellschaft, organized under the laws of Germany ("DT"), NAB Nordamerika Beteiligungs Holding GmbH, a limited liability company organized under the laws of Germany ("NAB"), and France Telecom, a societe anonyme organized under the laws of France ("FT", and together with DT and NAB, the "Parties"). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Coordination Agreement (as defined below), or, if not defined therein, in the Master Transfer Agreement (as defined below).

                              W I T N E S S E T H:

     WHEREAS, FT and DT entered into a Coordination Agreement dated as of July 31, 1995 (the "Coordination Agreement") to coordinate their activities, and to specify their respective rights and obligations with regard to their investment in Sprint Corporation, a Kansas corporation ("Sprint");

     WHEREAS, on December 29, 1999, NAB entered into an Assumption Agreement of NAB Nordamerika Beteiligungs Holding GmbH, pursuant to which NAB became bound by the terms and conditions of the Coordination Agreement;

     WHEREAS, Sprint has agreed to sell, and FT and DT have agreed to purchase, Sprint's interests in the Joint Venture pursuant to the terms and conditions of a Master Transfer Agreement, dated as of January 21, 2000 (the "Master Transfer Agreement"), between and among FT, DT, Atlas Telecommunications S.A., a societe anonyme duly organized under the laws of Belgium ("Atlas"), Sprint, Sprint Global Venture, Inc., a corporation duly organized under the laws of Kansas, and the JV Entities named therein;

     WHEREAS, FT and DT on the date hereof have concurrently entered into a Transfer Agreement dated as of January 26, 2000 (the "FT/DT Transfer Agreement"), pursuant to which one of FT or DT will purchase the interest of the other in the Joint Venture (directly and/or indirectly through Atlas); and

     WHEREAS, pursuant to and in accordance with Section 9.3 of the Coordination Agreement, the Parties wish to amend, modify and supplement the Coordination Agreement as set forth in this Amendment.

     NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

     Section 1. Amendments Effective Immediately. As of the date hereof, the following Articles and Sections of the Coordination Agreement shall be amended, modified and supplemented as follows:

          (a) The following shall be deleted in their entirety: Section 1.4 (No Impairment of Rights); Section 2.2 (Pricing Elections); Section 2.3 (Conversion Elections); Section 2.4 (Redemption Election); Section 4.6 (Stockholder Matters); Section 6.1 (Right of First Offer); Section 7.1 (Joint Action) and Section 7.2 (Competing Proposals).

          (b) The first sentence of Section 1.3 (Holdings of Associates) shall be deleted, and the second sentence of Section 1.3 shall be amended by inserting the following in place of the words "In addition,": "Until such time as the parties have entered into separate standstill agreements with the Company pursuant to Section 5.17 of the Master Transfer Agreement,".

          (c) The following provision shall be added in substitution for "Section 1.4 No Impairment of Rights":

               "Section 1.4 Effect of WorldCom Merger. This Agreement shall remain in full force and effect immediately following the WorldCom Merger, and all provisions herein shall apply, mutatis mutandi, with respect to the WorldCom securities exchanged for the Company's capital stock subject to this Agreement."

          (d) Section 9.1 (Termination), sub-provisions "(a)", "(b)", "(b)(i)" and "(b)(ii)" shall each be deleted in its entirety, and replaced with the following:

               "Section 9.1 Termination (a) This Agreement shall terminate upon the earliest to occur of (i) the date FT, DT and NAB agree to terminate this Agreement, (ii) the date each of FT and DT has notified the other that each of FT and DT (directly or indirectly) has transferred to a person that is not a controlled Affiliate of it Beneficial Ownership (including, without limitation, through any Qualified Subsidiary) of more than fifty percent (50%) of the Company's Voting Securities beneficially owned (directly or indirectly) by FT and DT on January 26, 2000 (as adjusted, after the effective date of the WorldCom Merger, to reflect the equivalent amount of WorldCom's Voting Securities received by it in exchange for such securities of the Company), and (iii) if the FT/DT Amendments have become effective, the earlier of (A) the date the Amended and Restated Standstill Agreement and the Registration Rights Agreement are each replaced by separate agreements in accordance with Sections 5.16 and 5.17 of the Master Transfer Agreement and (B) the date the Amended and Restated Standstill Agreement has terminated in accordance with its terms."

          (e) Section 9.1 (Termination), sub-provision "(b)(iii)" shall be renumbered "(b)", and the first letter of the first word of such clause shall be capitalized.

          (f) The first sentence of Section 9.2 (Notices) shall be amended by deleting the word "follows" and substituting in its place "provided in
     Section 9.03 of the FT/DT Transfer Agreement." The addresses for each of FT and DT in Section 9.2 (Notices) shall be deleted in their entirety.

     Section 2. Amendments Effective as of the Effective Time of the FT/DT Investment Changes. As of the date of the Effective Time of the FT/DT Investment Changes the following Articles and Sections of the Coordination Agreement shall be amended, modified and supplemented as follows:

     (a) The following shall be deleted in their entirety: Section 1.1 (Joint or Coordinated Action); Section 1.2 (Relative Shareholdings); Section 4.1 (Voting of Securities); Article V (Long Distance Assets); and Section 6.2 (Sales of Shares to the Company).

     (b) Section 6.3 (Coordination of Market Sales) shall be deleted and replaced by the following: "In order to minimize any adverse impact on the market of sales or other dispositions of Voting Securities of the Company or securities of WorldCom received by the parties pursuant to the WorldCom Merger (as such terms are defined in the Master Transfer Agreement), in each case by the parties or their controlled Affiliates, and to enable each of the parties to comply with any applicable regulatory or contractual requirements, for the period of two years following the Effective Time of the FT/DT Investment Changes, each party will use its reasonable best efforts to inform the other from time to time of its strategy, both long term and short term, with respect to sales and other dispositions, and will coordinate and cooperate with the other with respect to sales and other dispositions, whether by public offerings or private sales, through brokerage transactions or block trades or through the use of derivative securities."

     (c) The provisions of Section 6.4 shall apply to any separate registration rights agreements entered into pursuant to Section 5.16 of the Master Transfer Agreement. For the period of two years following the Effective Time of the FT/DT Investment Changes, neither party (nor any of its controlled Affiliates) shall make any demand under any registration rights agreement with the Company (or WorldCom after the WorldCom Merger), without the prior written consent of the other party, if any registration of securities effected pursuant thereto would adversely affect any planned disposition by the other party of its securities in the Company (or securities of WorldCom after the WorldCom Merger).

     (d) Section 9.6 (No Assignment of Certain Purchase Rights) shall be amended by deleting "or any right held by it to purchase Specified Long Distance Assets."

     Section 3. Amendment of Board Related Rights. At the time the provision of
Section 5.04(a)(i) of the Master Transfer Agreement become applicable, and the provisions of Section 5.04(a)(ii) are not and can no longer become applicable, the following Sections of the Coordination Agreement shall be deleted in their entirety: Section 4.2 (Mutual Support of Board Nominees); Section 4.3 (Number of Directors); Section 4.4 (Committee Representation); and Section 4.5 (Replacement of Directors).

     Section 4. Amendments Effective as of the Effective Time of the WorldCom Merger. As of the Effective Time of the WorldCom Merger the following Articles and Sections of the Coordination Agreement shall be deleted in their entirety:
Section 2.1 (Optional Purchase Rights); Section 2.5 (Qualified Stock Purchasers); Article III (Purchases of Common Stock) and Section 9.6 (No Assignment of Certain Purchase Rights).

     Section 5. Restatement. After the date hereof, the parties shall enter into an Amended and Restated Coordination Agreement to reflect the amendments provided for herein.

     Section 6. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

     Section 7. Governing Law. This Amendment shall be governed by, and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

     Section 8. No Third-Party Beneficiaries. This Amendment is for the sole benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Amendment.

     IN WITNESS WHEREOF, this Amendment No. 1 executed on behalf of the Parties by their respective duly authorized officers, all as of the date first above written.




                                                 DEUTSCHE TELEKOM AG


                                                 By: /s/ Jeffrey A. Hedberg
                                                     ---------------------------
                                                     Name:  Jeffrey A. Hedberg
                                                     Title: Member of the Board
                                                            of Management,
                                                            International


                                                 NAB NORDAMERIKA BETEILIGUNGS
                                                     HOLDING GMBH

                                                 By: /s/ Dr. Joachim Peckert
                                                     ---------------------------
                                                     Name:   Dr. Joachim Peckert
                                                     Title:  Managing Director

                                                 By: /s/ Mr. Heinz Klesing
                                                     ---------------------------
                                                     Name:  Mr. Heinz Klesing
                                                     Title: Managing Director


                                                 FRANCE TELECOM


                                                 By: /s/ Jacques Champeaux
                                                     ---------------------------
                                                     Name:  Jacques Champeaux
                                                     Title: Group Executive
                                                            President
                                                            Large Business
                                                            Division

                                                                       EXHIBIT 4

                                                                  Execution Copy

                             CONSENT AND ASSUMPTION

     This Consent and Assumption dated as of January 21, 2000, is undertaken by MCI WORLDCOM, Inc., a corporation organized under the laws of Georgia ("WorldCom"), in favor of FRANCE TELECOM, a societe anonyme formed under the laws of France ("FT"), DEUTSCHE TELEKOM AG, an Aktiengesellschaft formed under the laws of Germany ("DT"), and NAB Nordamerika Beteiligungs Holding GmbH, a wholly owned subsidiary of DT ("NAB").

     WHEREAS, Sprint Corporation, a corporation formed under the laws of Kansas ("Sprint") and WorldCom have entered into an Agreement and Plan of Merger dated as of October 4, 1999, to be amended and restated in the Amended and Restated Agreement and Plan of Merger, substantially in the form previously delivered to FT, DT and NAB, which will be entered into by Sprint and WorldCom following receipt of necessary approvals from their respective boards of directors (the "Amended WorldCom Merger Agreement") pursuant to which Sprint has agreed to merge with and into WorldCom (the "Merger"); and

     WHEREAS, FT, DT, Sprint, Atlas Telecommunications S.A., Sprint Global Venture, Inc. ("Sprint Sub"), NAB and the JV Entities which are parties thereto have entered into a Master Transfer Agreement, dated as of even date herewith (the "Master Transfer Agreement")

     NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and other good and valuable consideration, intending to be legally bound, WorldCom hereby agrees as follows:

     SECTION 1. Assumption of Sprint Obligations. (a) WorldCom hereby assumes, effective as of the effective date of the Merger, and without any further action, the rights and obligations of Sprint in (i) the Amended and Restated Registration Rights Agreement, as amended, among FT, DT, NAB and Sprint dated as of November 23, 1998 (as amended by the Master Transfer Agreement), (ii) the Amended and Restated Standstill Agreement among FT, DT and Sprint dated as of November 23, 1998 (as amended by the Master Transfer Agreement), (iii) the Qualified Subsidiary Standstill Agreement, dated December 29, 1999, among Sprint and NAB (as amended by the Master Transfer Agreement), and (iv) in the Master Transfer Agreement and the agreements to be executed and delivered pursuant to the Master Transfer Agreement (together with the Master Transfer Agreement, the "MTA Transaction Documents"). WorldCom also agrees, effective as of the effective date of the Merger, to cause Sprint Sub to fulfill its obligations under the MTA Transaction Documents. Each Party further confirms that the standstill agreements referred to above (and all other standstill agreements referred to in Section 5.04(d) of the Master Transfer Agreement, if any) will continue to be applicable to FT, DT and NAB and to the WorldCom securities they will own following consummation of the WorldCom Merger.

     (b) In addition, having determined that it has no intention to oppose the FT/DT Transactions (as defined in the Master Transfer Agreement) before any regulatory or governmental authority, WorldCom hereby agrees not to oppose, and agrees to cause each of its controlled Affiliates not to oppose, the FT/DT Transactions by or before any regulatory or governmental authority; provided, however, that nothing in this Section 1(b) shall prevent WorldCom or any of its Affiliates from responding fully, accurately and in good faith to any inquires from any regulatory or governmental authority in connection with the FT/DT Transactions.

     SECTION 2. WorldCom Consent. WorldCom hereby consents to Sprint and Sprint Sub entering into the MTA Transaction Documents and consummating the transactions contemplated thereby.

     SECTION 3. Representations and Warranties of WorldCom. WorldCom represents and warrants to each of FT and DT that this Consent and Assumption has been approved by the board of directors of WorldCom, has been duly executed and delivered by a duly authorized officer of WorldCom and constitutes a valid and binding agreement of WorldCom, enforceable against WorldCom in accordance with its terms.

     SECTION 4. Amendment to Original WorldCom Merger Agreement. Promptly after the date hereof, WorldCom shall submit the Amended WorldCom Merger Agreement to its board of directors for approval, and promptly after obtaining such approval from the WorldCom board of directors, shall execute and deliver the Amended WorldCom Merger Agreement.

     SECTION 5. Governing Law. This Consent and Assumption shall be governed by and construed in accordance with the internal laws of the State of New York.

     SECTION 6. Public Announcements. No party hereto shall issue any press release or other public announcement relating to this Consent and Assumption without consultation with the other parties hereto.

     IN WITNESS WHEREOF, WorldCom has caused its duly authorized officer to execute this consent and assumption as of the day and year first above written.

                                                      MCI WORLDCOM, INC.



                                                      By:  /s/ Bernard J. Ebbers
                                                           ---------------------
                                                      Name:  Bernard J. Ebbers
                                                      Title: CEO



Accepted by:

FRANCE TELECOM


By:  /s/ Jacques Champeaux
     ----------------------------
Name:  Jacques Champeaux
Title: Group Executive President,
       Large Business Division


DEUTSCHE TELEKOM AG


By:  /s/  Jeffrey A. Hedberg
     ----------------------------
Name:  Jeffrey A. Hedberg
Title:  Board of Management,
        International

NAB NORDAMERIKA BETEILIGUNGS
HOLDING GMBH


By:  /s/ Heinz Klesing
     ----------------------------
Name:  Heinz Klesing
Title:  Managing Director